QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.5

annual information form

for the year ended December 31, 2006

March 13, 2007

Unless the context indicates otherwise, reference in this Annual Information Form to "Talisman" or the "Company" includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.

Forward-Looking Statements

This Annual Information Form contains or incorporates by reference statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation.

Forward-looking statements are included throughout this Annual Information Form, including, among other places, under the headings "General Development of the Business", "Description of the Business", "Directors and Officers", "Legal Proceedings" and "Risk Factors". These statements include, among others, statements regarding:

  •
  business strategy and plans or budgets;

  •
  business plans for drilling, exploration and development;

  •
  the estimated amounts and timing of capital expenditures;

  •
  the estimated timing and results of development, including new production;

  •
  the anticipated schedule for commissioning of pipelines;

  •
  royalty rates and exchange rates;

  •
  planned asset dispositions and acquisitions and their timing;

  •
  the merits and timing or anticipated outcome of pending litigation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings "Description of the Business – Reserves Estimates", "Other Oil and Gas Information" and "Supplemental Oil and Gas Information" and elsewhere may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goals" or "objectives", or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this Annual Information Form. In particular, statements that discuss business plans for drilling, exploration and development in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this Annual Information Form, Talisman assumed a US$65/bbl West Texas Intermediate oil price, a US$7.50/mmbtu New York Mercantile Exchange natural gas price, a US$/C$ exchange rate of $0.90 and a C$/UK£ exchange rate of $2.05 in 2007.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand, including unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

  •
  the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

Talisman Energy 2006 Annual Information Form 1

  •
  competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;

  •
  changes to general economic and business conditions;

  •
  the effect of acts of, or actions against, international terrorism;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

  •
  results of the Company's risk mitigation strategies, including insurance and any hedging programs; and

  •
  the Company's ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results is included under the heading "Risk Factors", in the Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure, (which reports are attached as schedules to this Annual Information Form) and elsewhere in this Annual Information Form. Additional information may be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the "SEC").

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Note Regarding Reserves Data and

Other Oil and Gas Information

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. NI 51-101 and its companion policy specifically contemplate the granting of exemptions from some of the disclosure standards prescribed by NI 51-101 to companies that are active in the United States ("US") capital markets to permit the substitution of the disclosures required by the SEC rules in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant US requirements. Accordingly, most of the reserves data and other oil and gas information included in this Annual Information Form is disclosed in accordance with US disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the US requirements and the NI 51-101 requirements are that (i) SEC rules normally permit disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves and (ii) SEC rules require that the reserves and future net revenue be estimated under existing economic and operating conditions, whereas NI 51-101 requires disclosure of proved reserves and the associated future net revenue on a constant basis, and of proved, probable and proved plus probable reserves and the associated future net revenue on a forecast basis. The US and Canadian definitions of proved reserves differ, but Talisman does not believe that the differences in the definitions would result in any material difference in its reserves estimates for that category. The Canadian Oil and Gas Evaluation Handbook ("COGEH", the reference source for the definition of proved reserves under NI 51-101) states that the differences in the estimated proved reserves quantities based on constant prices should not be material.

Talisman has disclosed proved reserves (including continuity of reserves) using the standards contained in US Regulation S-X and the standardized measure of discounted future net cash flows from proved reserves determined in accordance with Statement No. 69 of the US Financial Accounting Standards Board ("FAS 69"). US practice is to disclose net proved reserves after deduction of estimated royalty burdens and including net profit interests. In addition, notwithstanding that Talisman is not required to disclose probable reserves, it has done so using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Talisman does not believe that the differences in the SPE/WPC and NI 51-101 definitions of probable reserves would result in any material difference in its estimates of probable reserves disclosed in this Annual Information Form. Talisman's estimate of proved reserves and probable reserves are based on the same price assumptions. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Probable reserves do not meet the requirements of the SEC for inclusion in documents filed with the SEC by US companies.

2 Talisman Energy 2006 Annual Information Form

Exchange Rate Information

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in Canadian dollars ("C$"). The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of US dollars ("US$") required to purchase one C$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31
	2006	2005	2004

Year-end	0.8581	0.8577	0.8308

High	0.9099	0.8690	0.8493

Low	0.8528	0.7872	0.7159

Average	0.8820	0.8258	0.7697

Definitions

The abbreviations set forth below have the following meanings:

bbl	barrel
bbls	barrels
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels per day
C$	Canadian dollar
mbbls/d	thousand barrels per day
mcf	thousand cubic feet
mmboe	million barrels of oil equivalent
mmbbls	million barrels
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGLs	natural gas liquids
NOK	Norwegian kroner
PSC	production sharing contract
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US$	United States dollar

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means Talisman's working interest owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests, royalty interests and net profit interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

Talisman Energy 2006 Annual Information Form 3

Corporate Structure

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and principal office is located at Suite 3400, 888 3rd Street SW, Calgary, Alberta T2P 5C5.

In 2006, Talisman amended its Articles of Amalgamation to subdivide its common shares ("Common Shares") on a three-for-one basis.

The following table sets forth the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2006.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned[1]

Talisman Energy (UK) Limited[1]	England and Wales	100%

Talisman North Sea Limited	England and Wales	100%

Talisman (Corridor) Ltd.	Barbados	100%

Petromet Resources Limited	Ontario, Canada	100%

Fortuna Energy Inc.	Delaware, US	100%

Talisman Malaysia Limited	Barbados	100%

Talisman Energy Norge AS	Norway	100%

Note:

1
With the exception of Talisman Energy (UK) Limited, none of the above subsidiaries has any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited are directly or indirectly held by Talisman.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2006.

Talisman Energy Inc. and Petromet Resources Limited ("Petromet"), an indirect subsidiary of Talisman, are partners in an Alberta general partnership named Talisman Energy Canada (the "Partnership"). Talisman is the managing partner of the Partnership. Substantially all of Talisman's Canadian oil and gas operations are carried on through the Partnership.

General Development of the Business

Talisman is an independent, Canadian-based, international upstream oil and gas company whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. The Company made changes to its reporting segments in 2006. The United Kingdom ("UK") and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006. The reporting segment entitled "Other", which included Colombia, Peru and Qatar, now also includes North Africa (Algeria and Tunisia), and Trinidad and Tobago, both of which were reported separately in 2005. The North America reporting segment now includes Alaska. The Company's current reporting segments where there are ongoing exploration, development and production activities are: North America, the UK (comprising the UK, Netherlands and German sectors of the North Sea), Scandinavia (comprising the Norwegian and Danish sectors of the North Sea), Southeast Asia (comprising Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea) and Other (comprising North Africa, Trinidad and Tobago, Colombia, Peru and Qatar).

During the past three years, Talisman has developed its business and diversified its interests through a combination of exploration, development, acquisitions and dispositions as described below. As part of its asset rationalization program, Talisman completed several acquisitions and dispositions in 2006 and early 2007 and is looking to sell additional non-core assets in 2007 to simplify and focus its asset base.

North America

In June 2004, a subsidiary of the Company acquired all of Belden & Blake Corporation's Trenton-Black River assets in New York, Pennsylvania, Ohio and West Virginia, resulting in ownership of approximately 433,000 additional gross acres. The acquisition effectively doubled the subsidiary's existing acreage to approximately 978,000 gross acres in the area.

In March 2005, the Partnership and a Talisman subsidiary collectively acquired the securities of a partnership now known as Talisman Findley Partnership, which increased the working interests in 63 wells in the Alberta Foothills on average from 15% to 57% and added approximately 128,000 undeveloped gross acres in the northern portion of the Alberta Foothills.

4 Talisman Energy 2006 Annual Information Form

Through separate transactions occurring in 2004 and 2005, a subsidiary of Talisman acquired interests in approximately 450,000 gross acres of land in the North Slope of Alaska.

In February 2006, a subsidiary of the Company entered into an equity swap agreement for various interests in Alaska. In September 2006, the Company was successful in bidding on an additional 562,005 gross acres in the Northwest National Petroleum Reserve – Alaska ("NPR-A"). Additional participation in 2006 lease sales added to the Company's landholdings in the area. In early 2007, the Company acquired rights to an additional 116,157 net acres, resulting from a March 2006 lease sale in the Smith Bay area and a second equity swap agreement in 2006.

In 2006, Talisman sold non-strategic assets in Canada which were producing approximately 7,000 boe/d and to which Talisman had attributed proved reserves of 16 mmboe as at December 31, 2005.

In 2006, Talisman acquired an aggregate of 260,000 gross acres of land in a new core area of the Outer Alberta Foothills. Talisman now has more than 405,000 gross acres of land in this area, most of which is 100% Talisman working interest. This extensive land position provides Talisman with numerous multi-zone opportunities.

In October 2006, Talisman announced its intention to sell non-core assets in Canada to streamline, focus and simplify its asset base. The closings of the sales are expected to occur during the second quarter of 2007.

In October 2006, Talisman Energy Canada sold its 2% gross overriding royalty interest in Alberta Oil Sands Lease 23 to Suncor Energy Inc. for $108 million. In January 2007, Talisman completed the sale of its indirect 1.25% interest in Syncrude to Canadian Oil Sands Limited, the operating subsidiary of Canadian Oil Sands Trust ("COS"), for $477 million, comprised of $234 million in cash, net of adjustments, and 8,189,655 trust units of COS.

International

In March 2004, Talisman Malaysia Limited ("TML") signed a production sharing contract ("PSC") for Block PM-314 offshore Malaysia.

In early 2004, a Talisman subsidiary acquired an operated interest in the Galley field in the UK. In April 2004, Talisman Energy (UK) Limited acquired all of the outstanding shares of Intrepid Energy NSL Limited and Intrepid Energy DL Limited, whose assets provided additional interests in the Flotta Catchment area. In a separate transaction completed in November 2004, Talisman acquired additional interests in the Buchan area and reduced its interest in the MacCulloch field.

In August 2004, Talisman announced an agreement for the sale of 2.3 tcf of natural gas from the Corridor PSC in Indonesia. Talisman's subsidiary holds a 36% interest in the PSC.

In the fourth quarter of 2004, Talisman Energy (UK) Limited acquired all of the outstanding shares of Intrepid Energy Beta Limited, which included interests in a number of exploration licences in the UK.

In December 2004, Talisman's subsidiary was awarded interests in five additional licences in the Norwegian North Sea.

In January 2005, oil production commenced from the Angostura project offshore Block 2(c) in Trinidad and Tobago.

In February 2005, Talisman Energy (UK) Limited acquired all of the outstanding shares in Pertra AS ("Pertra"), resulting in the addition of producing and undeveloped fields in the Varg area, as well as several blocks of operated and non-operated exploration acreage in Norway. In June 2005, Talisman Energy Norge AS acquired a non-operated interest in the producing Brage and Sognefjord fields in Norway.

In April 2005, Talisman (Vietnam 15-2/01) Ltd., a Talisman subsidiary, signed a petroleum contract for Block 15-2/01 offshore Vietnam. The subsidiary holds a 60% interest in the block, which is comprised of 700,000 gross acres offshore Vietnam.

In June 2005, a Talisman subsidiary was granted additional acreage along the southeastern border of Block PM-3 Commercial Assessment Area ("CAA") offshore Malaysia/Vietnam. In August 2005, oil production commenced from the South Angsi field in Block PM-305 offshore Malaysia.

In November 2005, Talisman effectively acquired control of Paladin Resources plc (now Paladin Resources Limited and referred to as "Paladin") and, in January 2006, Talisman acquired all remaining shares of Paladin. Paladin's portfolio of production and exploration assets were predominantly located in the UK and Scandinavia, as well as Australia, Indonesia and Tunisia.

Since 2000, Talisman, through various subsidiaries, has acquired non-operated interests in several blocks of exploration acreage in the Andean trend of Colombia and Peru. In 2006, a Talisman subsidiary successfully bid for a 30% participating interest on the Niscota exploration block in Colombia.

In June 2006, a Talisman subsidiary successfully bid on a 30% working interest in the deepwater Pasangkayu block in Indonesia. A PSC was subsequently signed in September 2006.

In September 2006, the lawsuit filed against Talisman in 2001 by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York was dismissed. The Plaintiffs have appealed the Court's decision granting Talisman's Motion for Summary Judgment and all prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on the Company.

In November 2006, through the sale of its wholly owned subsidiary, Talisman Expro Limited, Talisman disposed of certain UK holdings which were producing approximately 9,200 boe/d at the time of the sale, and to which Talisman had attributed proved reserves of 12.8 mmboe as at December 31, 2005.

Talisman Energy 2006 Annual Information Form 5

In November and December 2006, Talisman subsidiaries acquired the Auk field and an additional 87% interest in the Fulmar field in the Central North Sea, resulting in 100% ownership of both of these fields. The Talisman subsidiaries assumed operatorship on December 1, 2006.

Two of Talisman's subsidiaries entered into an agreement in December 2006 to sell their entire non-operated interests in the UK North Sea Brae assets. The transaction is expected to close late in 2007. Talisman's production from the Brae assets in 2006 averaged approximately 19,000 boe/d to which Talisman had attributed proved reserves of 18.5 mmboe as at December 31, 2006.

During 2006, in line with Talisman's strategy to simplify and focus its worldwide portfolio, the Company divested its interests in the Bahamas, Gabon and Romania.

In January 2007, Talisman was awarded a number of exploration blocks in the Central North Sea and west of the Shetland Islands. Talisman was also awarded some additional blocks in Norway.

Talisman continually investigates strategic acquisitions, dispositions and other business opportunities, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

Description of the Business

Talisman is one of the largest independent oil and gas producers in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Each of Talisman's current areas of operations has exploration and development potential, which Talisman expects will provide future growth.

All information in this section relating to assets owned or held by Talisman is as of December 31, 2006, unless otherwise indicated.

6 Talisman Energy 2006 Annual Information Form

North America

Talisman anticipates that it will spend approximately $2.3 billion on exploration and development in Canada and the US in 2007. Of this, more than 93% is expected to be directed toward development of natural gas opportunities. Talisman plans to participate in drilling 448 gross wells in 2007.

Over the past three years, Talisman's production has been maintained mainly through drilling activities. Talisman intends to sell approximately 16,000 boe/d of production from non-core assets in Western Canada by the end of the second quarter of 2007 to streamline, focus and simplify the asset base. In January 2007, Talisman completed the sale of its indirect 1.25% interest in Syncrude, which was producing 3,700 boe/d in December 2006, to Canadian Oil Sands Limited, the operating subsidiary of COS, for $477 million, comprised of $234 million in cash, net of adjustments, and 8,189,655 trust units of COS. Additional strategic asset acquisitions and dispositions will be evaluated throughout the year.

 Canada

In Canada, Talisman's strategy is to continue oil and natural gas exploration and development focusing on several deep gas plays in the Western Canada Sedimentary Basin ("WCSB"). Talisman expects to spend 23% of its 2007 capital program on higher-risk/higher-reward technical thrust belt plays (Monkman and Alberta Foothills) and 37% on multi-zoned scalable plays (Bigstone/Wild River, Edson, West Whitecourt and Outer Foothills). Talisman anticipates that utilization and ownership of existing infrastructure and a high level of operatorship will continue to enable Talisman to control costs, production and capital spending.

Talisman employs a "total rock volume" approach, which Talisman believes can add substantially to the overall reserves and production life. A multidisciplinary team continues to identify new conventional and unconventional plays in the WCSB.

Talisman's Canadian exploration and development operations are organized around 12 core producing areas in Alberta, British Columbia, Ontario and Saskatchewan, which accounted for 93% of Talisman's Canadian production in 2006. The balance comprises production from joint venture properties. Of the 12 core areas, the following six are the principal gas production areas: Edson area (comprising Bigstone/Wild River, Edson and West Whitecourt), Greater Arch, Alberta Foothills, Monkman/BC Foothills, Deep Basin and Lac La Biche. The following four core areas are the principal oil production areas: Chauvin, Carlyle, Shaunavon and Warburg. The remaining two properties, Southern Alberta Foothills and Ontario, are both oil and gas production areas. Within its core areas, Talisman operates approximately 80% of its production, with high working interests in a large number of facilities.

The following core areas account for approximately 81% of Talisman's total Canadian oil and gas production in 2006: Alberta Foothills, Edson area, Greater Arch, Deep Basin, Monkman/BC Foothills, Southern Alberta Foothills and Chauvin. Each of these areas is described in greater detail below.

Alberta Foothills

Alberta Foothills is Talisman's largest natural gas producing area. Major operated facilities in the Alberta Foothills area include an 80% interest in the Cordel dehydration facility and associated pipelines, interests ranging from 62% to 100% in the Midstream Erith Pipeline and related facilities, a 45% interest in the Lovett River/Redcap pipeline system and a 41% interest in the Chungo/Bighorn gas gathering system. Talisman has non-operated interests in the Findley, Copton, Basing, Voyager, Stolberg, Redcap, Mountain Park and Brown Creek pipelines and associated facilities. Two major midstream pipeline projects, Lynx Pipeline (Talisman 45%) and Palliser Pipeline (Talisman 100%) were commissioned in 2006. Talisman expects capital spending in 2007 in the Alberta Foothills area will be approximately $421 million. Of this amount, approximately $178 million will be spent on

Talisman Energy 2006 Annual Information Form 7

infrastructure and $243 million on participation in drilling 30 wells. The northern portion of the Alberta Foothills accounts for 55% of the expected capital spending and 70% of the wells expected to be drilled.

Edson Area

The properties comprising the larger Edson area (Bigstone/Wild River, Edson and West Whitecourt) are detailed below. Talisman expects that capital spending in 2007 in the Edson area will be approximately $680 million, approximately $123 million of which is for the new Outer Foothills plays in Hinton and Cabin Creek. The Company plans to participate in drilling 185 wells.

Bigstone/Wild River

Bigstone/Wild River is Talisman's second largest natural gas producing area. Talisman holds operated interests ranging from 64% to 100% in the Bigstone West and Wild River gas plants. Talisman continues to focus on infill drilling in the Wild River area. Talisman expects that capital spending in 2007 in the Bigstone/Wild River area will be approximately $283 million and plans to participate in drilling 92 wells.

Edson

Talisman holds operated interests ranging from 59% to 100% in the Edson and Medicine Lodge gas plants and a 100% interest in the Edson plant cogeneration facility. Talisman expects that capital spending in 2007 in the Edson core area will be approximately $330 million and plans to participate in drilling 63 wells.

West Whitecourt

Talisman holds a 55% operated interest in the McLeod River gas plant as well as non-operated interests ranging from 10% to 12% in the Kaybob South Amalgamated and the West Whitecourt gas plants. Talisman is continuing to focus on development drilling in the West Whitecourt area. Talisman expects that capital spending in 2007 in the West Whitecourt area will be approximately $67 million and plans to participate in drilling 30 wells.

Greater Arch

The Greater Arch is Talisman's third largest natural gas producing area. Talisman holds operated interests ranging from 42% to 100% in gas plants at Teepee Creek, Belloy, Boundary Lake, George and Josephine, as well as interests in a significant number of other non-operated gas plants in the area. Talisman's average operated interest in oil and gas properties in the Greater Arch area is 81%. Talisman expects that capital spending in 2007 in the Greater Arch area will be approximately $255 million, approximately $88 million of which will be spent on drilling in the Outer Foothills play, and plans to participate in drilling 52 wells.

Deep Basin

Talisman holds working interests ranging from 50% to 100% in the Midstream Cutbank complex, consisting of the Cutbank and Musreau A and B gas plants, five major field compression stations and an extensive gas gathering system, all of which ran at capacity throughout 2006. Talisman has a 30% non-operated working interest in the Copton gas plant and sales pipeline. Talisman holds non-operated interests ranging from 7% to 8% in the Wapiti Shallow Cut and Wapiti Deep Cut plants, which are expected to be sold in the second quarter of 2007. Through acquisitions in 2006, Talisman now has a 46% interest in the Narraway gathering system. Talisman has an 8% non-operated interest in the Narraway gas plant. Talisman expects that capital spending in 2007 in the Deep Basin area will be approximately $166 million, approximately $88 million of which will be spent on drilling in the Outer Foothills play, and plans to participate in drilling 16 wells.

Monkman/BC Foothills

In the Monkman/BC Foothills area, Talisman holds operated interests ranging from 55% to 77% in the Bullmoose, Sukunka and West Sukunka dehydration plants, non-operated interests ranging from 31% to 39% in the Murray River and Brazion dehydration plants and a 50% interest in the Mink Highhat Gathering System. In 2004, Talisman drilled a well in the Brazion area, which produced an average 36 mmcf/d (net sales gas) or 45 mmcf/d (gross sales gas) in 2006. In 2006, Talisman drilled the d-93-D/93-P-5 well in the Brazion area, producing an average of 15 mmcf/d (net sales gas) or 19 mmcf/d (gross sales gas). In the first and second quarters of 2006, Talisman tested three Triassic wells, which in combination tested at 73 mmcf/d gross raw gas. These wells are expected to be tied in in 2007. Talisman expects that capital spending in 2007 in the Monkman/BC Foothills area will be approximately $111 million and plans to participate in drilling six wells, four of which are deep wells.

Southern Alberta Foothills

Talisman holds a 100% interest in the Little Chicago gas plant and interests ranging from 76% to 86% in the Turner Valley Units 3, 4, 5 and 7. Talisman expects that capital spending in 2007 in the Southern Alberta Foothills area will be approximately $43 million of which approximately $11 million will be spent on infrastructure and $32 million will be spent on drilling eight wells.

Chauvin

Chauvin is Talisman's largest oil producing property in Canada. Talisman also has a 100% interest in the Chauvin Pipeline and the Chauvin Custom Treating Facility. Talisman expects that capital spending in 2007 in the Chauvin area will be approximately $40 million and plans to participate in drilling 45 wells.

8 Talisman Energy 2006 Annual Information Form

Other

In Ontario, Talisman currently has natural gas production offshore Lake Erie and oil production onshore. Talisman has a 100% interest in the Renwick, North Wheatley (East), Rochester and Hillman central facilities. In addition, Talisman holds interests ranging from 65% to 100% in the Morpeth, Port Stanley, Port Alma, Port Maitland, Rochester and Nanticoke gas plants. Talisman expects that capital spending in 2007 in Ontario and Quebec will be approximately $14 million and plans to participate in drilling 20 offshore gas wells.

In Quebec, Talisman drilled the first earning well under each of two farmout agreements negotiated in 2005. One well is being completed and the other is currently suspended and waiting further evaluation. Talisman will earn 33,225 gross acres with one well and 151,007 gross acres with the other. Talisman may elect to commit to drill one additional earning well under each farmout agreement later in 2007. Talisman also entered into a farm-in agreement to gain access to approximately 25,202 gross acres and conducted a 2-D seismic program in 2006 under the agreement. A commitment to drill an earning well under the agreement is required by the second quarter in 2008.

Talisman Midstream Operations

Talisman Midstream Operations operates more than 920 kilometres (572 miles) of gathering pipelines, interconnected with multiple processing plants and downstream pipelines with an average throughput of approximately 500 mmcf/d in 2006. Talisman's 100% owned Central Foothills Gas Gathering Systems, Columbia Minehead Gas Gathering System and Palliser Gas Gathering System, and other midstream pipelines and processing assets ranging from 45% to 100% ownership, support Talisman's exploration and development programs in the Alberta Foothills, Edson and Deep Basin areas. Talisman spent $174 million in 2006 to expand and optimize midstream assets including the completion and commissioning of the Lynx, Palliser and Medlodge pipelines, which collectively added approximately 130 kilometres of gathering system and connected the northern portion of Alberta Foothills gas to markets. Flow rates on each of the Lynx and Palliser pipelines were 30 mmcf/d raw gas (including third party volumes) as of December 2006. In the fourth quarter of 2006, Talisman initiated the development of the Bigstone West Sweet Plant, the Cutbank Complex Expansion and the Palliser Interconnect Pipeline. The Palliser Interconnect will add 35 kilometres of gathering system and will connect the Palliser Gas Gathering System to the Lynx Gas Gathering System and increase certainty and flexibility for delivering out of the northern portion of the Alberta Foothills area. Talisman expects that capital spending in 2007 will be approximately $190 million and plans to complete the Palliser Interconnect pipeline system, the Bigstone West Sweet Plant, and the Cutbank Complex Expansion, and expand and optimize certain other midstream assets.

Synthetic Oil

On October 18, 2006, Talisman Energy Canada sold its 2% gross overriding royalty interest in Alberta Oil Sands Lease 23 to Suncor Energy Inc. for $108 million. On January 2, 2007, Talisman completed the sale of its indirect 1.25% interest in Syncrude to Canadian Oil Sands Limited, the operating subsidiary of COS, for $477 million, comprised of $234 million in cash, net of adjustments, and 8,189,655 trust units of COS.

United States

Fortuna Energy Inc. ("Fortuna"), a subsidiary of Talisman, operates in the Appalachia area of upstate New York. Fortuna holds a 100% operated interest in the Pinehill and Catlin Hill dehydration facilities as well as interests ranging from 49% to 100% in a number of operated meter stations and pipelines. In January 2007, Fortuna commenced production from a gas well in the Appalachia area with an initial flow rate of 15 mmcf/d gross sales gas. In addition, Fortuna tested a second well, which is expected to be on production in the second quarter of 2007 with a similar flow rate. Fortuna expects that capital spending in 2007 in the Appalachia area will be approximately $134 million and plans to participate in drilling 30 wells.

Talisman's subsidiary, Fortuna (US) L.P. ("FUSI"), continues to explore for oil and gas in the Western US. In 2006, FUSI acquired an interest in 176,622 net acres along the thrust belt system in Utah and Wyoming. In early 2007, the Company acquired an additional 42,190 net acres in the Utah area. FUSI expects that capital spending in 2007 in the Western US will be approximately $32 million and plans to participate in drilling up to four wells.

Frontiers

Alaska

Talisman's subsidiary, FEX L.P. ("FEX") holds interests ranging from 50% to 100% in land across the North Slope of Alaska.

During 2006, FEX added to its landholdings by participating in lease sales in March, September and October. Additionally, FEX entered into an equity swap agreement for all onshore lands within the Caribou Region of the NPR-A with Petro-Canada (Alaska) Inc. resulting in joint ownership in more than 1.2 million gross acres, with FEX assuming operatorship of all of the joint lands. At year-end 2006, FEX's landholdings totaled 794,044 net acres. In early 2007, FEX acquired rights to an additional 108,113 net acres in the Smith Bay area resulting from a March 2006 lease sale and an additional 8,044 net acres resulting from a second equity swap agreement.

Also in 2006, FEX drilled an exploration well, the results of which are currently confidential. In addition, FEX pre-staged equipment and drilling rigs in preparation for the 2007 drilling campaign. FEX expects capital spending in 2007 in the Alaska area will be approximately $100 million for the drilling of three exploration wells and seismic acquisition programs in the NPR-A.

Northwest Territories

In 2006, Talisman was awarded a 50% operated interest in four exploration licences totaling 850,873 gross acres in the Great Bear Lake area.

Talisman expects capital spending in 2007 to be approximately $6 million, primarily for geophysical surveys in preparation for future drilling.

Talisman Energy 2006 Annual Information Form 9

Landholdings, Production and Productive Wells

The following tables set forth Talisman's North American landholdings, production and productive wells as at December 31, 2006.

North America

	Developed[3]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

North America

Canada

Alberta Foothills	167.3	82.9	508.9	309.5	676.2	392.4

Edson Area	1,008.1	515.0	824.1	595.7	1,832.2	1,110.7

Greater Arch	720.1	336.9	1,377.3	999.1	2,097.4	1,336.0

Deep Basin	273.9	71.7	476.4	309.8	750.3	381.5

Monkman/BC Foothills	68.5	40.4	641.9	391.3	710.4	431.7

Chauvin	84.0	67.5	75.1	34.7	159.1	102.2

Other[1]	1,052.7	639.0	5,181.9	2,131.8	6,234.6	2,770.8

United States

Appalachia	37.2	32.9	2,212.8	1,857.9	2,250.0	1,890.8

Other[2]	–	–	–	–	–	–

Frontiers

Alaska[4]	–	–	1,055.0	794.0	1,055.0	794.0

Northwest Territories	–	–	850.9	414.8	850.9	414.8

Total	3,411.8	1,786.3	13,204.3	7,838.6	16,616.1	9,624.9

Synthetic Oil[5]	13.8	2.2	437.5	84.4	451.3	86.6

Notes:

1
"Other" includes Ontario, Southern Alberta Foothills and minor properties in Canada, but excludes Scotian Slope, synthetic oil in Alberta and coal leases in British Columbia.
2
"Other" includes minor properties in Pennsylvania, Utah and Wyoming.
3
"Developed" acreage consists of acres spaced or assigned to productive wells.
4
"Alaska" excludes 116,157 net acres which became effective in early 2007.
5
Talisman completed the sale of its indirect interest in Syncrude on January 2, 2007.

10 Talisman Energy 2006 Annual Information Form

North America

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2006
Property	Gross[4]	Net[4]	Gross[5]	Net[5]	Gross	Net

	(bbls/d)		(mmcf/d)

North America

Canada

Alberta Foothills	182	129	154.9	120.9	258	117.1

Edson Area	5,124	3,807	253.2	209.5	1,455	1,012.9

Greater Arch	6,926	5,502	124.9	99.0	1,408	769.0

Deep Basin	1,479	1,093	40.9	33.6	596	131.2

Monkman/BC Foothills	–	–	114.0	91.1	75	44.1

Southern Alberta Foothills	3,418	2,712	19.4	15.8	263	181.4

Chauvin	14,605	12,420	13.1	11.3	1,945	1,261.1

Other[6]	18,112	13,719	90.2	78.6	4,346	2,067.7

United States

Appalachia	–	–	99.1	84.6	98	83.8

Other[7]	–	–	–	–	–	–

Frontiers

Alaska	–	–	–	–	–	–

Northwest Territories	–	–	–	–	–	–

Total	49,846	39,382	909.7	744.4	10,444	5,668.3

Synthetic Oil[8]	3,431	2,979	–	–	–	–

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	508	1,336

Net	273.7	720.9

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Includes approximately 702 bbls/d of liquids attributable to royalty interests and net profits interests.
5
Includes approximately 9.0 mmcf/d of gas attributable to royalty interests and net profits interests.
6
"Other" includes Ontario and minor properties in Canada, but excludes Scotian Slope and synthetic oil in Alberta.
7
"Other" includes minor properties in Pennsylvania, Utah and Wyoming.
8
Talisman completed the sale of its indirect interest in Syncrude on January 2, 2007.

Talisman Energy 2006 Annual Information Form 11

International

Talisman's international strategy focuses on opportunities in sedimentary basins that have a proven hydrocarbon system with significant reserves, production and exploration potential.

Talisman produces substantial oil and gas volumes in the UK (including the UK and the Netherlands sectors of the North Sea) and in Scandinavia (including the Norwegian and Danish sectors of the North Sea), with ongoing exploration and development activities in these areas. Talisman is active in Southeast Asia (including Indonesia, Malaysia, Vietnam, Papua New Guinea and Australia). In addition to the current oil and gas production in the UK, Scandinavia and Southeast Asia, development projects are expected to result in significant oil and gas production growth. Talisman has producing interests in North Africa (including Algeria and Tunisia) and in Trinidad and Tobago. Talisman also has exploration interests in Colombia, Peru and Qatar.

United Kingdom

Talisman's UK strategy is to develop commercial hubs around core operated properties and infrastructure, thereby allowing for growth by extending the life of these assets through low risk development opportunities, subsea tieback developments, exploration, secondary recovery, cost reduction and increased third party tariff revenue. Talisman also has a portfolio of non-operated assets.

Talisman's UK assets, which are held principally by Talisman Energy (UK) Limited and Talisman North Sea Limited, include producing fields and exploration acreage in the UK and the Netherlands sectors of the North Sea. The Paladin acquisition in 2005 added several producing assets and additional exploration acreage.

In 2006, Talisman acquired the Auk field and an additional 87% interest in the Fulmar field in the Central North Sea, resulting in Talisman now holding a 100% interest in both fields. In January 2007, Talisman was awarded interests in 10 exploration blocks in the UK North Sea, six of which are operated.

Talisman has three core UK operating areas: the Mid North Sea ("MNS") area, the Flotta Catchment area ("FCA") and the Greater Fulmar area ("GFA"). In addition, Talisman has non-operated interests, including interests in the Netherlands and Germany, and a number of new venture exploration licences. As at year-end 2006, Talisman operated approximately 66% of its UK production.

In 2007, Talisman's capital program in the UK is expected to be approximately $1.2 billion, with $150 million of exploration spending and $1,025 million of development spending. Talisman's 2007 UK drilling program includes participation in up to five exploration and 32 development wells (includes one Blane well shared with Scandinavia). Capital expenditures are also directed at development programs in eight fields, which are expected to significantly increase production in 2007 and 2008.

 Mid North Sea

Talisman holds interests ranging from 25% to 100% in a number of production facilities and pipelines in the MNS area.

Montrose/Arbroath Area

Talisman's subsidiary holds a 59% operated interest in each of the Montrose, Arbroath, Arkwright, Brechin, Carnoustie and Wood fields obtained through the Paladin acquisition. In 2006, Talisman participated in one unsuccessful exploration well, drilled two development wells which are currently suspended, and was drilling a third development well over year-end.

In 2007, Talisman plans to complete the development of the Wood field with first oil production expected in the third quarter of 2007. Talisman expects that capital spending in 2007 in the Montrose/Arbroath area will be approximately $140 million and plans to complete the development of the Wood field and drill one exploration well and five development wells.

Buchan Area

Talisman holds an average 99% operated working interest in the Buchan field, the Hannay field, the Buchan floating production platform and the tie-in to the Forties pipeline. At the end of 2005, Talisman farmed out an exploration well, which was plugged and abandoned in January 2006. Also in 2006, Talisman drilled one successful exploration well. At year-end 2006, the Company was drilling another exploration well that was subsequently plugged and abandoned in February 2007. Talisman expects that capital spending in 2007 in the Buchan area will be approximately $15 million.

12 Talisman Energy 2006 Annual Information Form

Ross/Blake Area

In the Ross/Blake area, Talisman holds a 69% operated interest in the Ross field and a 54% non-operated interest in the Blake field. Both fields are subsea tiebacks to the Talisman operated Bleo Holm, a leased floating production, storage and offloading vessel. In 2006, Talisman participated in an unsuccessful exploration well. Talisman expects that capital spending in 2007 in the Ross/Blake area will be approximately $74 million and plans to drill one exploration well and two development wells.

Beatrice Area

Talisman holds a 100% operated interest in the Beatrice Alpha, Bravo and Charlie platforms, as well as the Beatrice/Nigg Pipeline and the Nigg terminal. In 2006, Talisman completed the construction of two turbines for the offshore wind farm demonstrator project adjacent to the Beatrice field, and subsequently completed the installation of the first turbine. Installation of the second turbine is expected to occur in 2007. Talisman expects development spending in 2007 in the Beatrice area will be approximately $49 million for the implementation of a Produced Water Reinjection Program ("PWRI") to meet water quality regulations and for the upgrade of five water injector wells.

MNS Satellites

Talisman's UK subsidiaries hold a 25% operated interest in each of the Enoch and UK part of the Blane fields and a 52% operated interest in the Fiddich field. Equity in these fields was acquired primarily through the Paladin acquisition. The Blane field straddles the UK and Norwegian sectors of the North Sea and as a result is a cross median field whose owners have agreed to develop and operate the field as a single unit area. Talisman holds an additional 18% operated interest in the Blane field in the Norwegian sector of the North Sea, as described in the Gyda area, found in the Scandinavia section below.

In 2006, Talisman drilled three development wells (including two Blane wells shared with the Gyda area). Talisman expects that UK capital spending in 2007 will be approximately $49 million for the development of these three fields, including one development well (at Blane, which is shared with the Gyda area). First production is expected from Blane and Enoch in early 2007 and from Fiddich in 2009.

Other MNS Area Properties

Talisman holds a 37% and 60% operated interest in the Burghley and Beauly fields, respectively. At year-end 2006, Talisman was drilling a followup well on the Burghley discovery, which was subsequently abandoned for mechanical reasons. Talisman expects that capital spending in 2007 will be approximately $113 million primarily for the drilling of one exploration well and two development wells and for the development of the Burghley field, which is expected to be onstream in 2008.

Flotta Catchment Area

Talisman currently holds interests ranging from 6% to 100% in a number of production facilities and pipelines in the Flotta Catchment area ("FCA"), including an 80% interest in the Flotta terminal.

Piper Area

Talisman currently holds an 80% operated interest in the Piper, Saltire, Chanter and Iona fields, a 94% operated interest in the Tweedsmuir field and a 6% non-operated interest in the MacCulloch field. The Tweedsmuir development continued through 2006 with the drilling of one well and the installation of subsea and platform facilities. Talisman also drilled a development well at Chanter, which was still being drilled at year-end 2006. Talisman expects that capital spending in 2007 in the Piper area, which includes the Flotta terminal, will be approximately $110 million. The expenditures are primarily to complete the Tweedsmuir development, with first oil production expected in April 2007.

Claymore Area

Talisman's subsidiary holds operated interests ranging from 72% to 100% in the Claymore field and an 80% operated interest in the Scapa field. In 2006, Talisman drilled two development wells on the Claymore field and implemented a PWRI program. Talisman expects that capital spending in 2007 in the Claymore area will be approximately $139 million, which includes funding for six development wells and gas compression modifications.

THP Area

Talisman's subsidiary holds a 100% operated interest in the Tartan field and in the Highlander and Petronella subsea tieback satellite fields, a 67% operated interest in the Galley field, and a 50% operated interest in the Duart North field (collectively, "THP Area"). In 2006, Talisman drilled one development well in the THP Area and commenced the development of the Duart North field and the redevelopment of the Galley field. Talisman expects that capital spending in 2007 in the THP Area will be approximately $196 million, which includes plans to drill two development wells and complete development of the Duart North and the Galley tieback to the Tartan field.

Other FCA Area Properties

During 2006, Talisman divested its interests in the Renee (78%), Rubie (41%) and Ivanhoe/Rob Roy/Hamish (23%) fields through the sale of its subsidiary, Talisman Expro Limited. There was no significant development activity in these fields prior to divestiture.

Greater Fulmar Area

The 2006 acquisition of the Auk field and further interests in the Fulmar field led to the formation of a new core area in the UK: the Greater Fulmar Area ("GFA"). Talisman currently holds interests ranging from 33% to 100% in a number of production facilities and pipelines in the GFA.

Talisman Energy 2006 Annual Information Form 13

Clyde Area

Talisman owns various operated interests in the Clyde area, including a 95% operated interest in the Clyde field and production platform, a 94% operated interest in the Orion field and a 33% non-operated interest in the Affleck field. In 2006, Talisman drilled two development wells in the Clyde area and commenced development of the Affleck field, with a well drilling over year-end. Also at year-end 2006, Talisman was participating in an exploration well, which was successful in January 2007. Talisman expects that capital spending in 2007 in the Clyde area will be approximately $103 million and plans to participate in one exploration and two development wells in the area and to complete the development of the Affleck field with first production expected in late 2007.

Fulmar/Auk Area

In 2006, Talisman acquired the remaining 87% interest in the Fulmar field bringing its interest to 100% (Blocks 30/11b and 30/16s) and a 100% interest in the Auk field (Blocks 30/16n and 30/16t). In December 2006, Talisman assumed operatorship of the two fields. The transaction builds on existing assets in the Clyde area in the Central North Sea and provides opportunity for reserves and production growth. Fulmar is a major infrastructure hub providing an export route for the operated Auk, Clyde and Orion fields and for third party production from the Gannet field. Talisman expects that capital spending in 2007 in the Fulmar/Auk area will be approximately $110 million and plans to drill one development well and commence redevelopment of the Auk field.

Non-Operated Interest Properties

Brae Area

Talisman's non-operated producing interests in the Brae area range from 13% to 18%. Talisman also holds a 9% non-operated interest in the Brae-St. Fergus gas pipeline and terminal. In 2006, Talisman participated in three development wells in the Brae area, with a fourth well drilled and awaiting completion over year-end. Two of Talisman's subsidiaries have entered into an agreement to sell Talisman's entire non-operated interests in the Brae assets. The sale, which is subject to government and third party consents, will have an effective date of January 1, 2007 and is expected to be completed later in 2007. Talisman plans to participate in four development wells in 2007 in the Brae area and expects that capital spending will be approximately $21 million, subject to adjustment following the sale of such assets later in 2007.

Other Non-Operated Interest Properties

Talisman's subsidiaries hold various non-operated producing interests in the following fields in the UK: Andrew (10%), Balmoral (15%), Glamis (15%), Stirling (15%), Wareham (5%) and Wytch Farm (5%). During 2006, Talisman divested its interests in Alba (2%), Bittern (2%), Caledonia (3%) and Goldeneye (8%) through the sale of its subsidiary, Talisman Expro Limited. In 2006, Talisman participated in drilling eight development wells, with another well drilling over year-end. Talisman expects that capital spending in 2007 at its other non-operated interest properties will be approximately $19 million and plans to participate in drilling six development wells.

The Netherlands

Talisman's subsidiary holds non-operated producing interests in the Netherlands sector of the North Sea ranging from 2% to 20%. In 2006, Talisman participated in drilling four development wells and one successful exploration well. Talisman expects that capital spending in the Netherlands sector in 2007 will be approximately $37 million and plans to participate in the drilling of one exploration well and one development well, in addition to the development of the K5f field.

Germany

In the German sector of the North Sea, Talisman's subsidiary holds a 50% non-operated working interest in one offshore licence covering portions of Blocks C, D, G and H. Talisman participated in an unsuccessful exploration well during 2006.

14 Talisman Energy 2006 Annual Information Form

Landholdings, Production and Productive Wells

The following tables set forth Talisman's UK landholdings, production and productive wells as at December 31, 2006.

United Kingdom

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

United Kingdom

Mid North Sea Area

Montrose / Arbroath Area	45.5	26.8	143.7	78.3	189.2	105.1

Buchan Area	12.7	12.6	125.3	62.9	138.0	75.5

Ross / Blake Area	35.2	21.8	273.0	116.9	308.2	138.7

Beatrice Area	15.0	15.0	13.4	13.4	28.4	28.4

MNS Satellites Area	–	–	–	–	–	–

Other MNS	–	–	66.5	28.3	66.5	28.3

Flotta Catchment Area

Piper Area	37.9	23.7	130.2	61.5	168.1	85.2

Claymore Area	22.0	17.4	105.9	84.2	127.9	101.6

THP+G Area	21.7	21.7	116.6	67.5	138.3	89.2

Other FCA	–	–	–	–	–	–

Greater Fulmar Area

Clyde Area	19.3	18.2	310.5	127.0	329.8	145.2

Fulmar / Auk Area	31.8	31.8	1.1	1.1	32.9	32.9

Other GFA	–	–	–	–	–	–

Non-Operated Areas

Brae Area	28.8	5.0	34.2	5.9	63.0	10.9

Other Non-Operated Areas	26.7	4.6	814.0	460.5	840.7	465.1

Netherlands	217.1	26.4	128.0	64.0	345.1	90.4

Germany	–	–	1,536.0	768.0	1,536.0	768.0

Total	513.7	225.0	3,798.4	1,939.5	4,312.1	2,164.5

Note:

1
"Developed" acreage consists of acres spaced or assigned to productive wells.

Talisman Energy 2006 Annual Information Form 15

United Kingdom

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2006
Property	Gross	Net	Gross	Net	Gross	Net

	(bbls/d)		(mmcf/d)

United Kingdom

Mid North Sea Area

Montrose / Arbroath Area	8,499	8,499	0.4	0.4	29	17.1

Buchan Area	9,772	9,520	0.4	0.4	11	8.9

Ross / Blake Area	14,948	14,948	3.3	3.3	20	12.0

Beatrice Area	2,317	2,317	–	–	28	28.0

MNS Satellites Area	–	–	–	–	3	1.1

Other MNS	661	661	0.2	0.2	1	0.6

Flotta Catchment Area

Piper Area	12,352	12,352	–	–	33	20.5

Claymore Area	18,100	18,100	–	–	37	27.6

THP+G Area	8,032	8,032	1.2	1.2	27	23.7

Other FCA	–	–	–	–	–	–

Greater Fulmar Area

Clyde Area	13,382	13,382	3.7	3.7	26	24.3

Fulmar / Auk Area[4]	981	981	–	–	30	30.0

Other GFA	–	–	–	–	–	–

Non-Operated Areas

Brae Area[5]	7,185	6,359	70.5	63.9	78	10.7

Other Non-Operated Areas	6,380	6,398	25.8	25.8	107	6.8

Netherlands	133	133	20.1	20.1	30	2.2

Germany	–	–	–	–	–	–

Total	102,742	101,682	125.6	119.0	460	213.5

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	22	–

Net	1.6	–

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Includes 30 newly-acquired Fulmar and Auk productive wells based on data provided by the previous operator.
5
Includes Talisman's non-operated producing interests in the Brae Area. Two of Talisman's subsidiaries have entered into an agreement to sell Talisman's entire non-operated interests in the Brae area. The sale, which is subject to government and third party consents, will have an effective date of January 1, 2007 and is expected to be completed later in 2007.

16 Talisman Energy 2006 Annual Information Form

Scandinavia

Talisman's Scandinavian assets, which as of year-end were held by Talisman Energy Norge AS and Talisman Oil Denmark Limited, include producing fields and exploration acreage in the Norwegian and Danish sectors of the North Sea. At the end of 2006, Talisman operated approximately 59% of its Scandinavian production. In January 2007, Talisman was awarded additional acreage in the Norwegian North Sea.

Talisman's strategy for its Scandinavian assets is to apply the successful UK model of developing commercial hubs around core operated properties and infrastructure to Norway's relatively underexploited sector. In addition, the comparatively underdeveloped basins offer potential upside to Talisman's exploration portfolio.

In 2007, Talisman's capital program in Scandinavia is expected to be approximately $440 million, with $140 million directed to exploration spending and $300 million directed to development spending (excluding capitalized lease obligations). Talisman's 2007 drilling program in Scandinavia includes participation in up to seven exploration and 10 development wells (includes one Blane well shared with UK). Capital expenditures are also directed at field development programs that are expected to significantly increase production over the next three years.

 Norway

A Talisman subsidiary holds interests ranging from 1% to 70% in a number of production facilities and pipelines in Norway.

 Gyda Area

Talisman's subsidiary holds 61% and 18% operated interests in the Gyda and Norwegian portion of the Blane fields, respectively. The Blane field straddles the UK and Norwegian sectors of the North Sea and as a result is a cross median field whose owners have agreed to develop and operate the field as a single unit area. Talisman holds an additional 25% operated interest in the Blane field in the UK sector of the North Sea as described in the MNS Satellites section found above.

At the beginning of 2006, Talisman completed its participation in an unsuccessful exploration well. Also in 2006, Talisman drilled one successful exploration well, two development wells (Blane wells shared with the MNS Satellites), began installing gas lift facilities and initiated a PWRI program. At year-end 2006, Talisman was drilling a development well at Gyda, which was suspended in January 2007.

Talisman expects that capital spending in 2007 in the Gyda area will be approximately $88 million and plans to drill up to two exploration and two development wells (including one Blane well shared with the MNS Satellites) and to complete the gas lift and PWRI installations. In addition, the Blane field development is expected to be completed with first production in the first quarter of 2007.

Varg Area

A Talisman subsidiary holds 65% and 70% operated interests in the Varg and Rev fields, respectively (Rev was formerly called Varg South). In 2006, Talisman drilled one successful exploration well, which was suspended over year-end, and two development wells. A second successful exploration well was drilling over year-end, with drilling operations completed in February 2007. Talisman expects that capital spending in 2007 in the Varg area will be approximately $118 million and plans to complete two Rev wells and to continue development of the Rev field, with first production expected in the third quarter of 2008.

Other Norway Properties

A Talisman subsidiary holds a 70% operated interest in the Yme field and 34%, 34%, 27% and 1% non-operated interests in the Brage, Sognefjord, Veslefrikk and Huldra fields, respectively. The majority of these interests were acquired through the acquisition of Paladin in 2005. In early 2007, Talisman submitted a redevelopment plan for the Yme field, which was previously abandoned in 2001 at a time of low oil prices. The redevelopment is expected to recover significant remaining reserves in the Yme field. Also in early 2007, the working interest of the Brage and Sognefjord fields were harmonized to create a single Brage asset.

In 2006, Talisman drilled four development wells (including one injection well), with a further development well drilling over year-end. In January 2007, Talisman was awarded additional acreage in the area. One block is a small add-on to the Yme field and the other is new exploration acreage. Talisman expects that capital spending in 2007 in these areas will be approximately $231 million and plans to participate in drilling five exploration and six development wells and to commence redevelopment of the Yme field.

Talisman Energy 2006 Annual Information Form 17

Denmark

In the Danish sector of the North Sea, Talisman acquired a 30% non-operated interest in the Siri field through the Paladin acquisition. In 2006, Talisman participated in a development well that was drilling over year-end. Talisman expects that capital spending in 2007 in Denmark will be $3 million.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's Scandinavian landholdings, production and productive wells as at December 31, 2006.

Scandinavia

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

Norway

Gyda Area	50.7	37.5	794.7	418.6	845.4	456.1

Varg Area	25.1	16.6	334.8	69.9	359.9	86.5

Egersund Basin Area	–	–	949.3	544.4	949.3	544.4

Other Norway	98.7	30.9	1,994.0	740.1	2,092.7	771.0

Denmark

Siri Area	10.4	3.1	91.9	27.6	102.3	30.7

Other Denmark	–	–	38.3	9.2	38.3	9.2

Total	184.9	88.1	4,203.0	1,809.8	4,387.9	1,897.9

Note:

1
"Developed" acreage consists of acres spaced or assigned to productive wells.

Scandinavia

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2006
Property	Gross	Net	Gross	Net	Gross	Net

	(bbls/d)		(mmcf/d)

Norway

Gyda Area	7,441	7,441	8.2	8.2	21	12.7

Varg Area	9,642	9,642	–	–	14	9.2

Egersund Basin Area	–	–	–	–	–	–

Other Norway	12,335	12,335	6.1	6.1	55	14.6

Denmark

Siri Area	3,056	2,909	–	–	6	1.8

Other Denmark	–	–	–	–	–	–

Total	32,474	32,327	14.3	14.3	96	38.3

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	2	–

Net	0.9	–

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.

18 Talisman Energy 2006 Annual Information Form

Southeast Asia

Talisman's interests in Southeast Asia include operations in Indonesia, Malaysia, Vietnam and Australia and exploration acreage containing an existing discovery in Papua New Guinea. Southeast Asia continues to be an area of opportunity and growth for Talisman.

In 2007, Talisman's capital program in Southeast Asia is expected to be approximately $670 million, with $515 million directed to development spending. Talisman's 2007 drilling program in Southeast Asia includes participation in up to 14 exploration wells and 58 development wells (including four injection wells). Capital expenditures are also directed at field development programs that are expected to significantly increase production in 2008.

Indonesia

In Indonesia, Talisman and its subsidiaries are continuing the development of the major natural gas discoveries at Corridor in order to deliver future production growth, the exploitation of existing oil properties and exploration activity.

INDONESIA
Corridor
Ogan Komering
SE Sumatra
Offshore NW Java
Java Sea
Pasangkayu
North Bali II
Indian Ocean
Corallina/ Laminaria and JPDA
N
0
250
500
Kilometers
AUSTRALIA

Talisman expects that capital spending in 2007 in Indonesia will be approximately $100 million (including $1 million in Papua New Guinea) and plans to participate in up to four exploration and 36 development wells (including four injection wells).

 Corridor PSC

Talisman (Corridor) Ltd. ("TCL"), a subsidiary of Talisman, has a 36% non-operated interest in the Corridor PSC and field production facilities. Production from Corridor began in 1998 with gas sales to PT Caltex Pacific Indonesian ("Caltex") at the Duri oil field. Gas sales to Caltex were augmented pursuant to an agreement signed in 2000. In September 2003, TCL commenced gas sales to Gas Supply Pte. Ltd., located in Singapore, under the terms of a 20-year gas sales agreement. Talisman Transgasindo Ltd., a subsidiary of Talisman, has an indirect 6% interest in the Grissik to Duri pipeline and in the Grissik to Singapore pipeline.

In August 2004, ConocoPhillips (Grissik) Ltd., as representative of the Corridor PSC contractors, entered into an agreement for the sale of gas to PT Perusahaan Gas Negara (Persero), Tbk. ("PGN"), the Indonesian national gas transmission and distribution company.
This agreement covers the sale of 2.3 trillion cubic feet (gross sales) of natural gas from the Corridor PSC to the West Java market over a 16-year period commencing in the third quarter of 2007. The Suban Phase 2 gas expansion project was initiated to provide the gas processing facilities for this new sale to PGN. In late 2006, the installation of two new 200 mmcf/d capacity gas trains, additional pipelines and infrastructure were completed at the Suban Phase 2 expansion project. In February 2007, the existing gas plant was tied into the new gas sweetening trains. One well was drilled in 2006 and is currently constrained at 150 mmcf/d.

Talisman expects that capital spending in 2007 in the area will be approximately $41 million and plans to participate in the drilling of two development wells and to complete the Suban Phase 2 development.

Other Properties

Talisman's subsidiaries hold a 40% non-operated interest in the Corridor Technical Assistance Contract ("Corridor TAC"), a 50% operated interest in the Ogan Komering Block PSC ("OK Block"), a 7.5% non-operated interest in the Southeast Sumatra Block ("SES Block") and a 2.5% non-operated interest in the Offshore North West Java Block ("ONWJ Block"). In 2006, Talisman participated in 23 wells (including two successful exploration wells) on these other properties.

In December 2005, Talisman (Pasangkayu) Ltd., a subsidiary of Talisman, bid on the Pasangkayu Exploration Block as a 30% non-operator with Marathon International Petroleum Indonesia Limited. In September 2006, both companies and the Government of Indonesia signed the Pasangkayu PSC. Also in 2006, Talisman was awarded a Joint Study Agreement for the North Bali II area. In March 2007, a Talisman subsidiary was awarded the Sageri Block in the South Makassar Basin, offshore Indonesia.

Talisman expects that capital spending in 2007 in these areas will be approximately $58 million and plans to drill up to four exploration and 34 development wells (including four injection wells). Exploration expenditure will focus on seismic acquisition in preparation for the 2008 Pasangkayu drilling program and additional new venture opportunities.

Papua New Guinea

Talisman holds an operated interest in offshore Papua New Guinea Block PRL 1 (48%), which contains a natural gas discovery, and in Block PPL-244 (35%), which is exploration acreage. Talisman expects minor capital expenditures in Papua New Guinea in 2007.

Talisman Energy 2006 Annual Information Form 19

Malaysia and Vietnam

In Malaysia and Vietnam, Talisman's strategy is to develop oil and natural gas fields and to deliver production growth through exploration and development. Talisman operates three of its five working interest properties in Malaysia and Vietnam: Block PM-3 CAA/Block 46-Cai Nuoc, Block PM-305 and Block PM-314. Block 46/02 and Block 15-2/01 in Vietnam are each operated by a joint operating company. Total capital spending in Malaysia and Vietnam is expected to be approximately $540 million in 2007.

Block PM-3 CAA and 46-Cai Nuoc

 Two of Talisman's subsidiaries, Talisman Malaysia Limited and Talisman Malaysia (PM3) Limited, collectively hold a 41% operated interest in Block PM-3 CAA and associated production facilities in Malaysia. Talisman Vietnam Limited, another subsidiary, holds a 33% operated interest in the adjacent Block 46 Cai Nuoc area in Vietnam. Part of that area and part of the PM-3 CAA were unitized in 1998 to become the East Bunga Kekwa-Cai Nuoc unit. In 2005, additional acreage was granted to Block PM-3 CAA along the southeastern border of the block.

In 2006, Block PM-3 CAA Southern Fields development continued with the drilling and completion of ten wells (including three injection wells) and the Bunga Raya-A Platform facility work/upgrades. The Bunga Raya-E gas processing facility topside was successfully installed in 2006 and is expected to be fully operational in the first quarter of 2007. Installation of the Bunga Tulip platform and facilities was completed with first oil production in the fourth quarter of 2006.

Initial work for the Block PM-3 CAA Northern Fields development project commenced in August 2006 and the preparatory engineering work for the facility is ongoing. Most of the major contracts such as the Bunga Orchid-A central production platform topside and structure and the three wellhead riser platforms have been awarded. The contracts for floating storage and offloading vessel and offshore installation are still at tendering stage. First gas production from the Northern Fields project is expected in early 2008 followed by first oil production later in 2008. Talisman also drilled a successful exploration well in the Northern PM-3 CAA area.

Natural gas is sold under a long-term contract to Petroliam Nasional Berhad and Vietnam Oil and Gas Corporation, the national oil companies of Malaysia and Vietnam, respectively. During 2006, the Ca Mau Pipeline connecting PM-3 CAA facilities to Vietnam was completed and Talisman is expecting to export gas, including third party volumes, to Vietnam in the second quarter of 2007.

Talisman expects that capital spending in 2007 in the area will be approximately $359 million and plans to drill two exploration wells and 15 development wells and to continue the development of the Northern Fields.

Block PM-305

TML holds a 60% operated interest in Block PM-305 offshore Malaysia. The South Angsi field, discovered in 2003, was brought on production in 2005. The Kuning field, a followup discovery in 2005, was brought on production in conjunction with the South Angsi field. In 2006, one development well was drilled to further develop the Kuning field.

Negotiations to unitize the Murai oil pool with the Angsi Southern channel pool to the north continued in 2006. In December 2006, Petronas Carigalli drilled the Angsi C-4 well in a structural saddle on the block boundary and proved continuity of oil between the Angsi and Murai fields. During the year, Talisman relinquished its exploration acreage in the block, retaining the South Angsi development area sub-block.

Talisman expects that capital spending in 2007 in the area will be approximately $39 million and plans to drill one exploration well.

Block PM-314

TML holds a 60% operated interest in Block PM-314 PSC incurring 100% of the cost during the exploration phase. In 2006, Talisman drilled two development wells (including one injection well) in the previously discovered Naga Kecil field. The Company expects that capital spending in 2007 in the area will be approximately $15 million and plans to drill up to four exploration wells.

Block 46/02

Talisman (Vietnam 46/02) Ltd. holds a 30% interest in the Truong Son Joint Operating Company, with the remainder held by the wholly owned exploration and production subsidiaries of the national petroleum companies of Vietnam and Malaysia. In 2006, the Song Doc development was approved and sanctioned. During the year, Talisman relinquished its exploration acreage in the block, retaining the Song Doc development area.

20 Talisman Energy 2006 Annual Information Form

Talisman expects that capital spending in 2007 in Block 46/02 will be approximately $28 million, primarily to continue development of the Song Doc – Rach Tau – Khanh My – Pha Tan ("SRKP") area, with first oil production expected in 2008.

Block 15-2/01

Talisman (Vietnam 15-2/01) Ltd., a subsidiary of Talisman, holds a 60% interest in Block 15-2/01 and is responsible for 100% of its cost during the exploration phase. During 2006, Talisman drilled its first exploration well in the block, which was successfully tested in January 2007. A sidetrack to an adjacent structure was successfully drilled and a further followup appraisal sidetrack is underway.

Talisman expects that capital spending in 2007 in Block 15-2/01 will be approximately $99 million and plans to drill three exploration wells in the block.

Australia

Talisman's subsidiaries hold a 40% and 33% non-operated interest in the Laminaria and Corallina fields, respectively, and a 25% non-operated interest in the Joint Petroleum Development Area ("JPDA") – JPDA 06-105. The JPDA is a joint exploration and production area shared by Timor-Leste and Australia. In 2006, Talisman participated in one unsuccessful exploration well. Talisman expects that capital spending in 2007 in Australia will be approximately $30 million and plans to participate in the drilling of one development well and the refurbishment of facilities.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's Southeast Asia landholdings, production and productive wells as at December 31, 2006.

Southeast Asia

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

Indonesia

Corridor PSC	150.5	54.2	407.6	146.7	558.1	200.9

Other[2]	361.1	53.7	5,255.4	686.9	5,616.5	740.6

Malaysia & Vietnam

Block PM-3 CAA and 46-Cai Nuoc	224.4	92.5	277.3	113.7	501.7	206.2

Block PM-305	43.9	26.3	–	–	43.9	26.3

Block PM-314	–	–	2,309.8	1,385.9	2,309.8	1,385.9

Block 46/02	–	–	188.4	56.5	188.4	56.5

Block 15-2/01	–	–	699.8	419.9	699.8	419.9

Australia	9.2	3.6	488.9	140.9	498.1	144.5

Papua New Guinea	–	–	858.2	325.1	858.2	325.1

Total	789.1	230.3	10,485.4	3,275.6	11,274.5	3,505.9

Notes:

1
"Developed" acreage consists of acres spaced or assigned to productive wells.
2
"Other" includes Corridor TAC, OK PSC, SES Block, ONWJ Block and Pasangkayu PSC.

Talisman Energy 2006 Annual Information Form 21

Southeast Asia

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2006
Property	Gross	Net[4]	Gross	Net[4]	Gross	Net

	(bbls/d)		(mmcf/d)

Indonesia

Corridor PSC	2,401	1,211	189.5	137.7	121	43.3

Other4,[5]	8,435	3,713	15.2	10.5	1,860	219.6

Malaysia & Vietnam

Block PM-3 CAA and 46-Cai Nuoc	18,164	8,260	87.1	65.9	53	21.7

Block PM-305	13,172	7,112	–	–	7	4.2

Block PM-314	2,043	1,548	–	–	1	0.6

Block 46/02	–	–	–	–	–	–

Block 15-2/01	–	–	–	–	–	–

Australia	7,367	7,367	–	–	8	3.1

Papua New Guinea	–	–	–	–	–	–

Total	51,582	29,211	291.8	214.1	2,050	292.5

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	81	4

Net	11.6	0.1

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Interests of the Indonesian, Malaysian and Vietnam governments, other than working interests or income taxes, are accounted for as royalties.
5
"Other" includes 764 suspended and shut-in wells in the SES Block and ONWJ Block, which relate to the Company's acquisition of Paladin in November 2005.

22 Talisman Energy 2006 Annual Information Form

Other

North Africa

Talisman's interests in North Africa include operations in Algeria and Tunisia.

Algeria
Talisman (Algeria) B.V., a subsidiary of Talisman, holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company, Sonatrach. Block 405a contains the Greater Menzel Lejmat North ("Greater MLN") fields, a portion of the Ourhoud field, the Menzel Lejmat Southeast ("MLSE") field and a portion of the El Merk ("EMK") field (originally part of the MLSE field).

Talisman expects that capital spending in 2007 in Algeria will be approximately $53 million, which includes funding for 17 development wells, the completion of the Greater MLN Phase 2 development and commencement of the El Merk Project described below.

 Greater MLN

Greater MLN facilities include a central processing facility ("CPF") and gas compression for reservoir pressure maintenance. Phase 2 expansion of the CPF for full pressure maintenance of additional MLN reservoirs is expected to be completed in mid-2007. Eight development wells were drilled in 2006 (including five injection wells), with one additional well drilling at year-end. Talisman expects that capital spending in 2007 in the Greater MLN area will be approximately $36 million and plans to participate in drilling two development wells and to complete the Phase 2 development project.

 Ourhoud

Talisman holds a 2% working interest in the Ourhoud Unit, which straddles Block 405a, Block 404 and Block 406. Production from the Ourhoud Unit is expected to remain at plateau levels throughout 2007. Development drilling is ongoing with eight wells drilled in 2006 (including four injection wells). Talisman expects that capital spending in 2007 in the Ourhoud Unit will be approximately $3 million and plans to participate in 11 development wells.

EMK Field

In 2005, Talisman signed a pre-unit agreement for the EMK field, which straddles Block 405a and Block 208. Talisman also signed a Memorandum of Understanding for the joint construction and operation of shared process facilities for the EMK field plus four other fields located in Block 208 and Block 212 (collectively, the "El Merk Project"). Since execution of the Memorandum of Understanding, Blocks 404a and 403a have been added with respect to natural gas liquids recovery. An initial Engineering Design Contract for the El Merk Project was executed in 2006, the front-end engineering and design portion of which has been completed. Six appraisal wells were drilled in the EMK field in 2006. Talisman expects capital spending in 2007 in the EMK field to be approximately $13 million and plans to participate in four development wells and the commencement of field development. First oil production is expected in 2010.

Tunisia

In 2005, as a result of the Paladin acquisition, Talisman acquired interests in the Borj El Khadra Permit in Tunisia. The Company holds a 5% non-operated interest in the Adam concession portion of the permit (which contains the Adam, Dalia, Hawa, Janet and Nour fields) and a 10% interest in the remainder of the permit. During 2006, Talisman (Tunisia) Inc. entered into an agreement to farm-in to the El Hamra Block to earn a 50% non-operated interest, subject to government back-in rights. A request for government approval was submitted in early 2007. Two development wells were drilled in 2006, with a third well drilled and suspended over year-end. Also at year-end 2006, Talisman was participating in two exploration wells, both of which were successful in January 2007.

Talisman expects that capital spending in 2007 in Tunisia will be approximately $6 million and plans to participate in drilling five exploration wells and two development wells and to acquire seismic in the El Hamra Block.

Talisman Energy 2006 Annual Information Form 23

Trinidad and Tobago

Talisman holds a 25% non-operated interest in the Angostura development area of Block 2(c) and a 36% interest in the Block 2(c) Howler assessment area located to the south. The 36% interest is comprised of the 25% original interest plus an additional 11% interest, subject to a reinstatement right. In February 2006, Talisman relinquished the exploration area of Block 2(c), retaining only the Howler assessment area.

In 2006, Talisman participated in the drilling of four development wells on Block 2(c) and the planning of the Phase 2 Angostura Gas Project. The Phase 2 gas project is expected to provide for first gas production in 2009.

Talisman's subsidiary, Talisman (Trinidad Block 3a) Ltd., holds a 26% interest in the PSC on Block 3(a), immediately to the east of Block 2(c). During 2006, Talisman participated in the successful Kingbird exploration well. The subsequent followup well, the Ruby exploration well, was also successful. A second followup well was drilling over year-end and was subsequently plugged and abandoned in January 2007.

In 2002, Talisman (Trinidad) Petroleum Ltd., a Talisman subsidiary, acquired the right to earn an operated 65% interest in the onshore Eastern Block. This block is comprised of approximately 108,000 gross acres, of which the Government of Trinidad and Tobago holds the mineral rights to approximately 95,000 acres and the balance is freehold title. At the start of 2006, drilling operations were completed on an unsuccessful exploration well. During 2006, two further unsuccessful exploration wells were spud, one of which was drilling over year-end 2006 and was subsequently abandoned in early 2007.

Talisman expects that capital spending in 2007 in Trinidad and Tobago will be approximately $65 million and plans to participate in drilling up to seven exploration and four development wells and to commence the Phase 2 Angostura gas development.

 Colombia

In Colombia, Talisman (Colombia) Oil & Gas Ltd. ("TCOG"), a subsidiary of Talisman, is participating in an exploration program in a proven hydrocarbon basin.

TCOG holds a 70% non-operated interest in the Acevedo Block in the Upper Magdalena Valley region. In the Acevedo Block, the subsidiary is currently carrying out an environmental remediation program. Talisman also holds a 100% operated interest in the El Caucho Block held under a Technical Evaluation Agreement ("TEA"). During 2006, Talisman commenced the relinquishment of a 35% non-operated interest in the El Conchal Block TEA.

In the Llanos Foothills region of North Central Colombia, TCOG holds a 30% non-operated interest in the Tangara and Mundo Nuevo blocks. In December 2006, TCOG reached an agreement with TEPMA to increase its interest in the Tangara block to a 67% non-operated interest, which is subject to governmental approval. In July 2004, the non-operated Tangara-1 exploration well was spud on the Tangara block. During 2006, additional sidetrack operations, in which Talisman elected not to participate, were conducted by two of the joint venture parties on this well. The well was subsequently plugged and abandoned in May 2006.

In 2006, TCOG was part of a winning bid for the Niscota exploration block in the Llanos overthrust belt and obtained a 30% non-operated interest.

Talisman expects that capital spending in 2007 in Colombia will be approximately $17 million in order to acquire seismic in preparation for future drilling.

Peru

Talisman (Peru) Ltd., a subsidiary of Talisman, holds a 25% non-operated interest in Peru's Block 64 in the Marañon Basin and a 100% operated interest in the adjacent Block 101, of which 72% is subject to governmental approval. Negotiations are ongoing to farmout interest in Block 101. Talisman is currently evaluating options in Peru, including additional drilling. Talisman expects that capital spending in 2007 in Peru will be approximately $9 million, primarily to acquire seismic in preparation for future drilling.

Qatar

Talisman's subsidiaries hold a 100% interest in an Exploration and Production Sharing Agreement for offshore Block 10 in Qatar. At the start of the year, drilling operations were completed on an unsuccessful well. During the year, a second unsuccessful well was drilled.

24 Talisman Energy 2006 Annual Information Form

Talisman expects that capital spending in 2007 in Qatar will be approximately $24 million and plans to drill up to two exploration wells, fulfilling the exploration commitment in the block.

Other

Talisman's strategy is to expand activity in core producing areas and to add new ventures where appropriate. Talisman actively investigates new ventures outside core producing areas and this will continue in 2007. During 2006, Talisman participated in an unsuccessful well in Gabon. As part of the continuing strategy of rationalizing its assets, Talisman divested its interests in the Bahamas, Gabon and Romania in 2006.

Landholdings, Production and Productive Wells

The following tables set forth Talisman's landholdings and, where applicable, production and productive wells as at December 31, 2006 in North Africa, Trinidad and Tobago, Colombia, Peru and Qatar.

Other

	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

	(thousand acres)

Algeria

Block 405a2	11.2	3.9	–	–	11.2	3.9

Ourhoud Unit	65.6	1.3	–	–	65.6	1.3

Tunisia

Adam Concession	3.9	0.2	20.9	1.0	24.8	1.2

Borj El Khadra Permit	–	–	783.8	78.4	783.8	78.4

Trinidad and Tobago

Offshore

Block 2(c)	23.5	5.9	11.3	4.0	34.8	9.9

Block 3(a)	–	–	151.6	38.7	151.6	38.7

Onshore

Eastern Block	–	–	108.3	70.4	108.3	70.4

Other	–	–	6,397.9	3,830.4	6,397.9	3,830.4

Total	104.2	11.3	7,473.8	4,022.9	7,578.0	4,034.2

Notes:

1
"Developed" acreage consists of acres spaced or assigned to productive wells.
2
"Block 405a" includes Greater MLN, MLSE and EMK.

Talisman Energy 2006 Annual Information Form 25

Other

	Oil & Liquids Production		Natural Gas Production		Productive Wells[1,2,3] as at December 31, 2006
Property	Gross	Net[4]	Gross	Net[4]	Gross	Net

	(bbls/d)		(mmcf/d)

Algeria

Block 405a5	7,677	4,461	–	–	41	9.4

Ourhoud Unit	4,712	2,537	–	–	41	0.8

Tunisia

Adam Concession	804	676	0.4	0.3	10	0.5

Borj El Khadra Permit	–	–	–	–	–	–

Trinidad and Tobago

Offshore

Block 2(c)	8,366	7,142	–	–	15	3.8

Block 3(a)	–	–	–	–	–	–

Onshore

Eastern Block	–	–	–	–	–	–

Other	–	–	–	–	–	–

Total	21,559	14,816	0.4	0.3	107	14.5

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	3	–

Net	0.2	–

3
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.
4
Interests of the Algerian, Tunisian and Trinidad and Tobago governments, other than working interests or income taxes, are accounted for as royalties.
5
"Block 405a" includes Greater MLN, MLSE and EMK.

26 Talisman Energy 2006 Annual Information Form

Productive Wells and Acreage

The following table shows the number of productive wells1 in which Talisman had a working interest, as well as developed and undeveloped acres assignable to such wells, as of December 31, 2006. Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.

	Productive Wells[1] as at December 31, 2006		Acreage
	Oil Wells[2]	Gas Wells[2]	Developed	Undeveloped

			(thousand acres)

North America[3]

Gross	5,008	5,436	3,425.6	13,641.8

Net	2,720.1	2,948.2	1,788.5	7,923.0

United Kingdom[4,5]

Gross	427	33	513.7	3,798.4

Net	210.2	3.3	225.0	1,939.5

Scandinavia

Gross	88	8	184.9	4,203.0

Net	37.6	0.7	88.1	1,809.8

Southeast Asia[6]

Gross	1,933	117	789.1	10,485.4

Net	272.9	19.6	230.3	3,275.6

Other[7]

Gross	103	4	104.2	7,473.8

Net	13.1	1.4	11.3	4,022.9

Total

Gross	7,559	5,598	5,017.5	39,602.4

Net	3,253.9	2,973.2	2,343.2	18,970.8

Notes:

1
"Productive Wells" means producing wells and wells capable of production.
2
Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells

Gross	560	1,336

Net	286.7	720.9

One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion. Talisman completed the sale of its interests in Syncrude on January 2, 2007.
3
"North America" acreage includes acreage related to Talisman's indirect interest in Syncrude, which was subsequently sold on January 2, 2007. "North America" productive wells does not include wells related to Syncrude as it is considered a mining operation.
4
Includes 30 newly acquired Fulmar and Auk productive wells based on data provided by the previous operator.
5
Includes Talisman's non-operated producing interests in the Brae area. Two of Talisman's subsidiaries have entered into an agreement to sell Talisman's entire non-operated interests in the Brae area. The sale, which is subject to government and third party consents, will have an effective date of January 1, 2007 and is expected to be completed later in 2007.
6
"Southeast Asia" includes 764 suspended and shut-in wells in the SES PSC and ONWJ PSC, which relate to the Company's acquisition of Paladin in November 2005 which was not reflected previously.
7
"Other" includes Colombia, Peru, Qatar and Scotian Slope.

Talisman Energy 2006 Annual Information Form 27

Drilling Activity

The following tables set forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency.

Year Ended		Exploration				Development				Total
December 31, 2006		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	8	110	3	121	186	353	7	546	194	463	10	667

	Net	4.2	75.7	1.6	81.5	91.8	235.2	7.0	334.0	96.0	310.9	8.6	415.5

United States	Gross	–	33	1	34	–	–	–	–	–	33	1	34

	Net	–	27.1	1.0	28.1	–	–	–	–	–	27.1	1.0	28.1

Frontiers[5]	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

United Kingdom

United Kingdom	Gross	1	–	2	3	20	–	–	20	21	–	2	23

	Net	0.9	–	0.3	1.2	7.3	–	–	7.3	8.2	–	0.3	8.5

Netherlands	Gross	–	1	–	1	–	4	–	4	–	5	–	5

	Net	–	0.1	–	0.1	–	0.2	–	0.2	–	0.3	–	0.3

Germany	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.5	0.5	–	–	–	–	–	–	0.5	0.5

Scandinavia

Norway	Gross	1	–	1	2	5	–	–	5	6	–	1	7

	Net	0.6	–	0.4	1.0	2.1	–	–	2.1	2.7	–	0.4	3.1

Denmark	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia	Gross	2	–	–	2	10	9	3	22	12	9	3	24

	Net	0.1	–	–	0.1	0.2	1.5	0.2	1.9	0.3	1.5	0.2	2.0

Malaysia/Vietnam	Gross	–	1	–	1	7	2	1	10	7	3	1	11

	Net	–	0.4	–	0.4	3.3	0.8	0.4	4.5	3.3	1.2	0.4	4.9

Australia	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

Other

Algeria	Gross	5	–	1	6	7	–	–	7	12	–	1	13

	Net	0.5	–	0.1	0.6	1.1	–	–	1.1	1.6	–	0.1	1.7

Tunisia	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.1	–	–	0.1	0.1	–	–	0.1

Trinidad and Tobago	Gross	2	–	2	4	3	1	–	4	5	1	2	8

	Net	0.5	–	1.3	1.8	0.8	0.3	–	1.1	1.3	0.3	1.3	2.9

Other[6]	Gross	–	–	4	4	–	–	–	–	–	–	4	4

	Net	–	–	1.7	1.7	–	–	–	–	–	–	1.7	1.7

Total	Gross	19	145	16	180	240	369	11	620	259	514	27	800

	Net	6.8	103.3	7.2	117.3	106.7	238.0	7.6	352.3	113.5	341.3	14.8	469.6

28 Talisman Energy 2006 Annual Information Form

Year Ended		Exploration				Development				Total
December 31, 2005		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	12	114	11	137	159	363	8	530	171	477	19	667

	Net	8.3	72.8	7.7	88.8	66.7	216.7	6.0	289.4	75.0	289.5	13.7	378.2

United States	Gross	–	18	–	18	–	–	–	–	–	18	–	18

	Net	–	13.0	–	13.0	–	–	–	–	–	13.0	–	13.0

Frontiers[5]	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

United Kingdom

United Kingdom	Gross	3	–	5	8	18	–	1	19.0	21	–	6	27

	Net	2.3	–	2.5	4.8	6.8	–	1.0	7.8	9.1	–	3.5	12.6

Netherlands	Gross	–	–	–	–	–	2	–	2	–	2	–	2

	Net	–	–	–	–	–	0.2	–	0.2	–	0.2	–	0.2

Germany	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Scandinavia

Norway	Gross	–	–	1	1	5	–	–	5	5	–	1	6

	Net	–	–	0.7	0.7	3.2	–	–	3.2	3.2	–	0.7	3.9

Denmark	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia	Gross	–	–	2	2	–	–	–	–	–	–	2	2

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

Malaysia/Vietnam	Gross	6	–	2	8	7	3	–	10	13	3	2	18

	Net	2.9	–	1.2	4.1	3.6	1.2	–	4.8	6.5	1.2	1.2	8.9

Australia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

Algeria	Gross	–	–	–	–	9	–	–	9	9	–	–	9

	Net	–	–	–	–	0.7	–	–	0.7	0.7	–	–	0.7

Tunisia	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	0.1	–	–	0.1	–	–	–	–	0.1	–	–	0.1

Trinidad and Tobago	Gross	–	–	2	2	1	–	–	1	1	–	2	3

	Net	–	–	0.6	0.6	0.3	–	–	0.3	0.3	–	0.6	0.9

Other[7]	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	0.3	–	–	0.3	–	–	–	–	0.3	–	–	0.3

Total	Gross	23	132	23	178	199	368	9	576	222	500	32	754

	Net	13.9	85.8	13.0	112.7	81.3	218.1	7.0	306.4	95.2	303.9	20.0	419.1

Talisman Energy 2006 Annual Information Form 29

Year Ended		Exploration				Development				Total
December 31, 2004		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	16	123	15	154	121	301	23	445	137	424	38	599

	Net	13.4	64.0	11.5	88.9	66.9	183.0	18.6	268.5	80.3	247.0	30.1	357.4

United States	Gross	–	20	1	21	–	–	–	–	–	20	1	21

	Net	–	15.9	1.0	16.9	–	–	–	–	–	15.9	1.0	16.9

Fronitiers[5]	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

United Kingdom

United Kingdom	Gross	3	–	6	9	15	–	1	16	18	–	7	25

	Net	1.9	–	4.3	6.2	4.8	–	0.8	5.6	6.7	–	5.1	11.8

Netherlands	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Germany	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Scandinavia

Norway	Gross	–	–	–	–	2		–	2	2	–	–	2

	Net	–	–	–	–	1.2	–	–	1.2	1.2	–	–	1.2

Southeast Asia

Indonesia	Gross	–	–	2	2	9	–	–	9	9	–	2	11

	Net	–	–	0.7	0.7	3.8	–	–	3.8	3.8	–	0.7	4.5

Malaysia/Vietnam	Gross	1	–	3	4	12	2	1	15	13	2	4	19

	Net	0.4	–	1.6	2.0	5.0	0.8	0.4	6.2	5.4	0.8	2.0	8.2

Other

Algeria	Gross	–	–	–	–	3	–	–	3	3	–	–	3

	Net	–	–	–	–	0.1	–	–	0.1	0.1	–	–	0.1

Trinidad and Tobago	Gross	1	1	–	2	11	–	1	12	12	1	1	14

	Net	0.3	0.3	–	0.6	2.8	–	0.3	3.1	3.1	0.3	0.3	3.7

Other[8]	Gross	–	–	3	3	–	–	–	–	–	–	3	3

	Net	–	–	1.3	1.3	–	–	–	–	–	–	1.3	1.3

Total	Gross	21	144	31	196	173	303	26	502	194	447	57	698

	Net	16.0	80.2	20.7	116.9	84.6	183.8	20.1	288.5	100.6	264.0	40.8	405.4

Notes:

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.
2
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.
3
A productive oil or gas well is an exploratory or development well that is not a dry well.
4
A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
5
"Frontiers" includes Alaska.
6
"Other" for the year ended December 31, 2006 includes Qatar, Colombia and Gabon.
7
"Other" for the year ended December 31, 2005 includes Peru.
8
"Other" for the year ended December 31, 2004 includes Colombia and Peru.

30 Talisman Energy 2006 Annual Information Form

The following table shows the number of wells in the process of drilling, suspended or in active completion stages as of December 31, 2006.

		Wells in the process of drilling, suspended or active completion[1]
		Exploration	Development

North America

	Gross	51	74

	Net	42.1	47.8

United Kingdom

	Gross	3	8

	Net	1.4	3.6

Scandinavia

	Gross	2	3

	Net	1.4	1.2

Southeast Asia

	Gross	1	7

	Net	0.6	1.4

Other[2]

	Gross	4	2

	Net	1.1	0.4

Total

	Gross	61	94

	Net	46.6	54.4

Notes:

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.
2
Other includes Algeria, Tunisia and Trinidad and Tobago.

Talisman Energy 2006 Annual Information Form 31

Reserves Estimates

Talisman's oil and gas reserves are evaluated internally. The exemption under NI 51-101 described under "Note Regarding Reserves Data and Other Oil and Gas Information", in addition to permitting Talisman to provide disclosure in accordance with US standards, exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. NI 51-101 and its companion policy specifically contemplate the granting of such an exemption to issuers such as Talisman who produce over 100,000 boe/d and are able to demonstrate the internal capability to generate reliable reserves data. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2006, the Company's internal reserves evaluation staff included approximately 133 persons with full-time or part-time responsibility for reserves evaluation with an average of approximately 17 full-time or part-time years of relevant experience in evaluating reserves, of whom 45 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves evaluation management personnel included approximately 40 persons with full-time or part-time responsibility for reserves evaluation management with an average of approximately 23 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 17 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluation and the submission to the Company's Board of Directors of a report thereon as required by the NI 51-101 exemption. The Company's IQRE is Michael Adams, a graduate of Imperial College, London University with a BSc. in Physical Chemistry and an MSc. in Petroleum Engineering. Mr. Adams has over 30 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the proved reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the Executive Vice-Presidents of the operating areas and then submitted to the Company's executive operating committee, comprised of the Chief Executive Officer, the Executive Vice-Presidents and the Chief Financial Officer of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the report of the IQRE are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual audits by independent external engineering consultants of its reserves estimates for some of its properties on a rotating basis. Over the past four years, the Company's estimates for approximately 86% of its current proved reserves (on a boe basis) have been independently audited. The audits have not revealed any material discrepancies. Talisman's Reserves Data Policy and Procedures Manual (the "Reserves Manual") was originally reviewed by external engineering consultants in 2003. The Reserves Committee of the Board of Directors approved minor changes to the details of some of Talisman's internal reserves processes in December 2005. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data.

Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

32 Talisman Energy 2006 Annual Information Form

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped, total proved, probable and total proved plus probable reserves as at December 31, 2006.

	Proved Developed[2]		Proved Undeveloped[3]		Total Proved[1]		Total Probable[4]		Total Proved and Probable
	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]

Oil and Natural Gas Liquids
(millions of barrels)

North America

Canada	156.4	130.1	10.2	8.2	166.6	138.3	64.8	54.6	231.4	192.9

United States	–	–	–	–	–	–	–	–	–	–

United Kingdom

United Kingdom	255.6	252.8	125.1	124.9	380.7	377.7	269.0	267.9	649.7	645.6

Netherlands	0.1	0.1	–	–	0.1	0.1	–	–	0.1	0.1

Scandinavia

Norway	23.2	23.2	35.7	35.7	58.9	58.9	73.1	73.1	132.0	132.0

Denmark	2.5	2.4	0.5	0.5	3.0	2.9	1.7	1.5	4.7	4.4

Southeast Asia

Indonesia[7]	30.4	12.2	5.6	2.1	36.0	14.3	10.9	4.3	46.9	18.6

Malaysia/Vietnam[7]	28.2	13.2	22.5	14.9	50.7	28.1	66.6	34.3	117.3	62.4

Australia	11.6	11.5	–	–	11.6	11.5	4.5	4.5	16.1	16.0

Other

Algeria	35.3	18.6	15.3	7.3	50.6	25.9	50.8	25.0	101.4	50.9

Tunisia	1.1	0.9	0.3	0.3	1.4	1.2	0.5	0.4	1.9	1.6

Trinidad and Tobago[7]	6.9	6.3	–	–	6.9	6.3	2.1	2.0	9.0	8.3

Total	551.3	471.3	215.2	193.9	766.5	665.2	544.0	467.6	1,310.5	1,132.8

Natural Gas
(billions of cubic feet)

North America

Canada	2,162.5	1,747.1	498.8	406.7	2,661.3	2,153.8	1,252.9	1,009.0	3,914.2	3,162.8

United States	132.5	113.8	11.3	10.0	143.8	123.8	61.2	53.5	205.0	177.3

United Kingdom

United Kingdom	82.2	79.0	47.6	46.1	129.8	125.1	150.9	146.0	280.7	271.1

Netherlands	44.2	44.2	8.8	8.8	53.0	53.0	40.6	40.6	93.6	93.6

Scandinavia

Norway	8.6	8.6	67.7	67.7	76.3	76.3	68.8	68.8	145.1	145.1

Denmark	–		–	–	–	–	–	–	–	–

Southeast Asia

Indonesia[7]	1,255.9	856.8	446.6	317.4	1,702.5	1,174.2	738.5	507.9	2,441.0	1,682.1

Malaysia/Vietnam[7]	51.9	38.7	354.4	237.8	406.3	276.5	265.3	141.5	671.6	418.0

Australia	–	–	–	–	–	–	–	–	–	–

Other

Algeria	–	–	–	–	–	–	–	–	–	–

Tunisia	0.5	0.5	1.7	1.5	2.2	2.0	0.7	0.7	2.9	2.7

Trinidad and Tobago[7]	–	–	227.7	227.3	227.7	227.3	71.1	70.9	298.8	298.2

Total	3,738.3	2,888.7	1,664.6	1,323.3	5,402.9	4,212.0	2,650.0	2,038.9	8,052.9	6,250.9

Synthetic Oil[8]
(millions of barrels)

Canada	38.9	32.0	–	–	38.9	32.0	23.9	19.7	62.8	51.7

Notes:

1
"Proved" reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Talisman Energy 2006 Annual Information Form 33

2
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
3
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
4
"Probable" reserves are less certain than proved reserves and have been estimated in accordance with the definition set out by the Society of Petroleum Engineers and the World Petroleum Congress ("SPE/WPC"). That is, probable reserves are those unproved reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable.
5
"Gross" proved reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, (ii) royalty interest reserves and (iii) net profits interests. Royalty interest reserves and net profit interests volumes for Canada were approximately 3.1 mmboe as at December 31, 2006. The inclusion of royalty interest and net profit interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.
6
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests and net profit interests in the amount set out in note 5 above. The inclusion of net profit interest volumes in net reserves is consistent with SEC requirements for net reserves disclosure, but does not conform to COGEH standards applicable under NI 51-101.
7
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.
8
The reserves volumes shown have been calculated by Talisman based on reserves estimates and production information published by the general partner of the limited partnership through which Talisman held an indirect 1.25% interest in Syncrude as at December 31, 2006. Talisman completed the sale of its indirect interest in Syncrude on January 2, 2007.

A report on reserves data by Talisman's IQRE and a report of management and directors on oil and gas disclosure are provided in Schedules A and B, respectively, to this Annual Information Form. Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC.

Other Oil and Gas Information

The tables are prepared by Talisman in accordance with US disclosure standards, including FAS69, and reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves1

	North America[2]	United Kingdom	Scandinavia[3]	Southeast Asia[4]	Other[5]	Total

Crude Oil and Liquids (mmbbls)

Total proved

Proved reserves at December 31, 2003	158.4	240.8	14.2	52.5	34.7	500.6

Discoveries, additions and extensions	14.0	29.7	–	2.0	8.1	53.8

Purchase of reserves	0.2	34.0	–	0.9	–	35.1

Sale of reserves	(2.1)	(3.3)	–	–	–	(5.4)

Net revisions and transfers	(2.5)	26.8	(2.8)	(1.3)	(6.9)	13.3

2004 Production	(15.8)	(42.1)	(2.2)	(7.9)	(3.1)	(71.1)

Proved reserves at December 31, 2004	152.2	285.9	9.2	46.2	32.8	526.3

Discoveries, additions and extensions	10.6	42.3	2.1	16.4	3.8	75.2

Purchase of reserves	0.1	32.8	41.9	17.0	0.7	92.5

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(5.2)	30.1	1.6	(16.0)	1.1	11.6

2005 Production	(15.5)	(38.6)	(9.3)	(7.7)	(6.6)	(77.7)

Proved Reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0

Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(7.3)	(6.8)	–	–	–	(14.1)

Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3

2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)

Proved Reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2

Proved Developed

December 31, 2003	155.4	207.9	3.9	18.6	14.6	400.4

December 31, 2004	142.6	247.6	4.7	19.2	27.0	441.1

December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1

December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3

34 Talisman Energy 2006 Annual Information Form

	North America[2]	United Kingdom	Scandinavia[3]	Southeast Asia[4]	Other[5]	Total

Natural Gas (bcf)

Total proved

Proved reserves at December 31, 2003	2,080.7	222.2	13.4	986.7	211.0	3,514.0

Discoveries, additions and extensions	370.6	8.0	–	521.9	–	900.5

Purchase of reserves	19.1	0.1	–	–	–	19.2

Sale of reserves	(57.1)	(0.5)	–	–	–	(57.6)

Net revisions and transfers	(19.2)	(23.2)	(3.2)	93.5	5.5	53.4

2004 Production	(260.6)	(38.3)	(1.2)	(47.3)	–	(347.4)

Proved reserves at December 31, 2004	2,133.5	168.3	9.0	1,554.8	216.5	4,082.1

Discoveries, additions and extensions	274.9	23.1	0.3	81.7	–	380.0

Purchase of reserves	11.7	56.9	4.4	30.8	1.2	105.0

Sale of reserves	(1.1)	–	–	–	–	(1.1)

Net revisions and transfers	2.5	15.8	(2.3)	(94.0)	(2.9)	(80.9)

2005 Production	(265.6)	(33.0)	(3.2)	(73.1)	–	(374.9)

Proved reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2

Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7

Purchase of reserves	2.9	–	–	–	–	2.9

Sale of reserves	(35.8)	(20.5)	–	–	–	(56.3)

Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9

2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)

Proved reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0

Proved Developed

December 31, 2003	1,890.4	199.5	1.2	593.9	–	2,685.0

December 31, 2004	1,788.2	148.0	2.0	624.0	–	2,562.2

December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5

December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7

Notes:

1
For definitions of reserves, see the notes found on pages 33 and 34 of this Annual Information Form.
2
North American net proved reserves exclude synthetic crude oil reserves: 2004 – 35.2 mmbbls; 2005 – 34.3 mmbbls; and 2006 – 32.0 mmbbls.
3
Scandinavia for 2003 and 2004 includes Norway, but excludes Denmark.
4
Southeast Asia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.
5
Other for 2003 and 2004 includes Algeria and Trinidad and Tobago, but excludes Tunisia.

Talisman Energy 2006 Annual Information Form 35

Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

Future net cash flows were calculated by applying the respective year-end prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the FASB.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

  •
  production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

  •
  future prices and economic conditions will differ from those at year-end. For example, changes in prices decreased the discounted future net cash flows by $4 billion in 2006;

  •
  future production and development costs will be determined by future events and will differ from those at year-end; and

  •
  estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2006	2005	2004

Crude oil and liquids ($/bbl)

North America[1,4]	55.04	50.95	34.27

United Kingdom[2]	67.72	66.31	46.59

Scandinavia[2]	68.50	68.38	48.48

Southeast Asia	68.32	65.88	44.01

Other[3]	69.22	67.49	47.30

	65.22	62.83	42.66

Natural Gas ($/mcf)

North America[1]	6.72	10.87	7.32

United Kingdom[2]	7.68	10.90	6.20

Scandinavia[2]	7.73	3.69	7.14

Southeast Asia	4.99	4.87	3.54

Other[3]	2.79	2.17	1.81

	5.93	8.03	5.47

Notes:

1
During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
2
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
3
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods.
4
The price for Talisman's crude oil in North Amercia is lower than other oil prices as it is a heavier grade.

36 Talisman Energy 2006 Annual Information Form

Discounted Future Net Cash Flows from Proved Reserves

As at December 31 (millions of C$)	North America[2]	United Kingdom[3]	Scandinavia[3]	Southeast Asia	Other[4]	Total

2006

Future Cash Inflows[1]	23,058	26,963	4,821	10,875	2,959	68,676

Future Costs

Transportation	(640)	(879)	(254)	(617)	(78)	(2,468)

Production	(6,225)	(13,442)	(1,996)	(1,849)	(448)	(23,960)

Development and asset retirement	(2,670)	(6,175)	(1,332)	(1,293)	(244)	(11,714)

Future net inflows before income taxes	13,523	6,467	1,239	7,116	2,189	30,534

Future income and production revenue taxes	(3,231)	(3,118)	(406)	(2,953)	(866)	(10,574)

Future net cash flows	10,292	3,349	833	4,163	1,323	19,960

10% discount factor	(4,279)	(51)	(273)	(1,832)	(506)	(6,941)

Discounted future net cash flows	6,013	3,298	560	2,331	817	13,019

2005

Future Cash Inflows[1]	30,776	25,891	3,084	11,039	2,627	73,417

Future Costs

Transportation	(649)	(659)	(105)	(661)	(70)	(2,144)

Production	(5,148)	(9,499)	(1,077)	(1,645)	(412)	(17,781)

Development and asset retirement	(2,601)	(3,483)	(470)	(980)	(196)	(7,730)

Future net inflows before income taxes	22,378	12,250	1,432	7,753	1,949	45,762

Future income and production revenue taxes	(6,793)	(5,719)	(778)	(3,282)	(737)	(17,309)

Future net cash flows	15,585	6,531	654	4,471	1,212	28,453

10% discount factor	(6,330)	(1,477)	(102)	(1,899)	(452)	(10,260)

Discounted future net cash flows	9,255	5,054	552	2,572	760	18,193

2004

Future Cash Inflows[1]	20,825	14,406	510	7,525	1,925	45,191

Future Costs

Transportation	(501)	(442)	(52)	(655)	(61)	(1,711)

Production	(4,847)	(6,856)	(172)	(1,235)	(276)	(13,386)

Development and asset retirement	(2,138)	(3,107)	(107)	(770)	(143)	(6,265)

Future net inflows before income taxes	13,339	4,001	179	4,865	1,445	23,829

Future income and production revenue taxes	(3,650)	(1,658)	(66)	(1,959)	(507)	(7,840)

Future net cash flows	9,689	2,343	113	2,906	938	15,989

10% discount factor	(3,845)	(295)	(7)	(1,402)	(280)	(5,829)

Discounted future net cash flows	5,844	2,048	106	1,504	658	10,160

Notes:

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.
2
During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
3
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
4
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods.

Talisman Energy 2006 Annual Information Form 37

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2006	2005	2004

Sales of oil and gas produced, net of production costs	(6,416)	(6,193)	(3,866)

Net change in prices	(4,021)	12,824	3,506

Net change in transportation costs	51	68	(954)

Net change in production costs	(3,255)	(1,163)	410

Net change in future development and asset retirement	(2,208)	(426)	(638)

Development costs incurred during the year	1,864	1,256	623

Extensions, discoveries and improved recovery	2,340	3,267	2,386

Revisions of previous reserve estimates	676	802	(615)

Net purchases and sales of reserves in place	(478)	3,250	150

Accretion of discount	2,869	1,522	1,263

Net change in taxes	2,965	(6,934)	(598)

Other	439	(240)	257

Net change	(5,174)	8,033	1,924

Balance, beginning of year	18,193	10,160	8,236

Balance, end of year	13,019	18,193	10,160

Results of Operations from Oil and Gas Producing Activities

Years ended December 31 (millions of C$)	North America[2]	United Kingdom[3]	Scandinavia[3]	Southest Asia	Other[4]	Total

2006

Net oil and gas revenue derived from proved reserves[1]	2,836	2,923	886	1,329	374	8,348

Less: Production costs	511	740	259	161	36	1,707

Transportation	73	72	27	46	7	225

Exploration and dry hole expense	302	51	42	38	182	615

Depreciation, depletion and amortization	997	532	248	224	69	2,070

Tax expense (recovery)	286	876	235	405	69	1,871

Results of operations	667	652	75	455	11	1,860

2005

Net oil and gas revenue derived from proved reserves[1]	3,160	2,651	614	974	408	7,807

Less: Production costs	442	665	180	87	35	1,409

Transportation	74	64	15	43	9	205

Exploration and dry hole expense	265	67	39	50	94	515

Depreciation, depletion and amortization	906	552	157	144	83	1,842

Tax expense (recovery)	543	651	175	270	93	1,732

Results of operations	930	652	48	380	94	2,104

2004

Net oil and gas revenue derived from proved reserves[1]	2,304	1,927	111	729	156	5,227

Less: Production costs	392	602	60	98	17	1,169

Transportation	75	66	–	42	9	192

Exploration and dry hole expense	280	134	4	45	86	549

Depreciation, depletion and amortization	729	644	45	174	30	1,622

Tax expense (recovery)	209	286	2	152	8	657

Results of operations	619	195	–	218	6	1,038

Notes:

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.
2
During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
3
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
4
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods. The segment also includes exploration interests in other countries.

38 Talisman Energy 2006 Annual Information Form

Capitalized Costs Relating to Oil and Gas Activities

Years ended December 31 (millions of C$)	North America[1]	United Kingdom[2]	Scandinavia[2]	Southeast Asia	Other[3]	Total

2006

Proved properties	9,915	9,808	1,701	2,346	609	24,379

Unproved properties	351	1,280	291	66	71	2,059

Incomplete wells and facilities	162	10	15	30	2	219

	10,428	11,098	2,007	2,442	682	26,657

Less: Accumulated depreciation, depletion and amortization	3,060	4,764	449	911	197	9,381

Net capitalized costs	7,368	6,334	1,558	1,531	485	17,276

2005

Proved properties	10,125	7,577	1,221	1,877	396	21,196

Unproved properties	312	924	373	90	170	1,869

Incomplete wells and facilities	117	2	4	41	36	200

	10,554	8,503	1,598	2,008	602	23,265

Less: Accumulated depreciation, depletion and amortization	4,069	3,871	191	586	123	8,840

Net capitalized costs	6,485	4,632	1,407	1,422	479	14,425

2004

Proved properties	8,680	6,789	220	1,487	431	17,607

Unproved properties	224	48	6	16	41	335

Incomplete wells and facilities	49	3	–	46	47	145

	8,953	6,840	226	1,549	519	18,087

Less: Accumulated depreciation, depletion and amortization	3,195	3,954	52	501	42	7,744

Net capitalized costs	5,758	2,886	174	1,048	477	10,343

Notes:

1
During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
2
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
3
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods. The segment also includes exploration interests in other countries.

Talisman Energy 2006 Annual Information Form 39

Costs Incurred in Oil and Gas Activities

Years ended December 31 (millions of C$)	North America[1]	United Kingdom[2]	Scandinavia[2]	Southeast Asia	Other[3]	Total

2006

Property acquisition costs

Proved	17	29	3	–	–	49

Unproved	322	183	–	3	–	508

Exploration costs	758	138	102	68	161	1,227

Development costs	1,179	1,086	230	259	88	2,842

Asset retirement costs	60	434	1	15	3	513

Total costs incurred	2,336	1,870	336	345	252	5,139

2005

Property acquisition costs

Proved	222	1,032	955	220	15	2,444

Unproved	130	919	350	64	–	1,463

Exploration costs	589	126	39	73	137	964

Development costs	853	738	129	231	46	1,997

Asset retirement costs	90	(97)	142	29	5	169

Total costs incurred	1,884	2,718	1,615	617	203	7,037

2004

Property acquisition costs

Proved	77	234	(1)	–	–	310

Unproved	204	65	6	–	–	275

Exploration costs	483	146	4	54	96	783

Development costs	785	319	38	201	166	1,509

Asset retirement costs	36	42	9	3	7	97

Total costs incurred	1,585	806	56	258	269	2,974

Notes:

1
During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
2
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
3
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods. The segment also includes exploration interests in other countries.

40 Talisman Energy 2006 Annual Information Form

Product Netbacks (Net of royalties)1,2

Net of Royalties – US$		2006	2005	2004

North America	Oil and liquids (US$/bbl)

	Sales price	50.06	43.55	32.44

	Hedging loss	–	4.16	5.81

	Transportation	0.64	0.52	0.48

	Operating costs	9.57	7.54	6.55

		39.85	31.33	19.60

	Natural gas (US$/mcf)

	Sales price	6.27	7.51	5.26

	Hedging (gain) loss	(0.28)	–	0.10

	Transportation	0.20	0.20	0.19

	Operating costs	1.15	0.93	0.76

		5.20	6.38	4.21

United Kingdom	Oil and liquids (US$/bbl)

	Sales price	63.48	53.10	37.17

	Hedging (gain) loss	0.47	(0.02)	6.06

	Transportation	1.35	1.01	0.91

	Operating costs	17.66	13.99	9.80

		44.00	38.12	20.40

	Natural gas (US$/mcf)

	Sales price	7.47	6.06	4.29

	Transportation	0.31	0.37	0.24

	Operating costs	0.66	0.82	0.48

		6.50	4.87	3.57

Scandinavia[3]	Oil and liquids (US$/bbl)

	Sales price	64.94	56.41	38.36

	Transportation	1.59	0.93	0.46

	Operating costs	19.86	15.78	19.77

		43.49	39.70	18.13

	Natural gas (US$/mcf)

	Sales price	4.34	3.57	4.35

	Transportation	0.97	1.21	2.11

		3.37	2.36	2.24

Southeast Asia[4]	Oil and liquids (US$/bbl)

	Sales price	65.84	57.24	39.49

	Transportation	0.42	0.12	0.30

	Operating costs	10.33	6.18	7.32

		55.09	50.94	31.87

	Natural gas (US$/mcf)

	Sales price	6.13	5.29	3.65

	Transportation	0.46	0.49	0.42

	Operating costs	0.44	0.35	0.27

		5.23	4.45	2.96

Other[5]	Oil (US$/bbl)

	Sales price	62.94	54.10	39.48

	Transportation	1.20	1.17	2.20

	Operating costs	6.37	4.58	4.41

		55.37	48.35	32.87

Talisman Energy 2006 Annual Information Form 41

Total Company	Oil and liquids (US$/bbl)

	Sales price	61.50	52.07	36.57

	Hedging loss	0.22	0.82	4.90

	Transportation	1.12	0.83	0.79

	Operating costs	14.77	11.36	9.25

		45.39	39.06	21.63

	Natural gas (US$/mcf)

	Sales price	6.33	6.89	4.84

	Hedging (gain) loss	(0.19)	–	0.07

	Transportation	0.27	0.28	0.25

	Operating costs	0.94	0.80	0.63

		5.31	5.81	3.89

Notes:

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.
2
Unit operating costs include pipeline costs for the UK. Netbacks do not include synthetic oil.
3
Scandinavia for 2004 excludes Denmark.
4
Southeast Asia for 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.
5
Other for 2004 includes Algeria, but excludes Trinidad and Tobago and Tunisia.

Supplemental Oil and Gas Information

The following information is provided in addition to the information required under US disclosure standards.

Continuity of Gross Proved Reserves1

	North America[2]	United Kingdom	Scandinavia[3]	Southeast Asia[4]	Other[5]	Total

Crude Oil and Liquids (mmbbls)

Total proved

Proved reserves at December 31, 2003[6]	190.2	242.3	14.1	84.4	48.2	579.2

Discoveries, additions and extensions	17.3	29.8	–	13.0	13.9	74.0

Purchase of reserves	0.2	34.1	–	1.3	–	35.6

Sale of reserves	(2.6)	(3.3)	–	–	–	(5.9)

Net revisions and transfers	(2.2)	27.5	(2.9)	3.4	(8.5)	17.3

2004 Production	(19.9)	(42.5)	(2.1)	(13.0)	(5.0)	(82.5)

Proved reserves at December 31, 2004[6]	183.0	287.9	9.1	89.1	48.6	617.7

Discoveries, additions, and extensions	12.6	41.9	2.0	12.7	8.5	77.7

Purchase of reserves	0.2	32.8	42.1	22.1	0.8	98.0

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(2.8)	32.5	1.8	(1.3)	3.6	33.8

2005 Production	(19.6)	(39.1)	(9.3)	(12.9)	(9.3)	(90.2)

Proved Reserves at December 31, 2005[6]	173.4	356.0	44.8	109.7	52.2	736.1

Discoveries, additions and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(8.8)	(6.8)	–	–	–	(15.6)

Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9

2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)

Proved reserves at December 31, 2006[6]	166.6	380.8	61.9	98.3	58.9	766.5

Proved Developed

December 31, 2003	186.4	209.2	3.8	29.5	25.5	454.4

December 31, 2004	171.0	249.3	4.7	39.9	38.9	503.8

December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7

December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3

42 Talisman Energy 2006 Annual Information Form

Natural Gas (bcf)

Total proved

Proved reserves at December 31, 2003[6]	2,644.9	241.6	13.5	1,572.0	223.5	4,695.5

Discoveries, additions and extensions	478.5	8.0	–	765.3	–	1,251.8

Purchase of reserves	22.8	0.1	–	–	–	22.9

Sale of reserves	(72.7)	(0.5)	–	–	–	(73.2)

Net revisions and transfers	(113.2)	(30.0)	(3.2)	(58.7)	(7.0)	(212.1)

2004 Production	(324.9)	(40.3)	(1.3)	(95.2)	–	(461.7)

Proved reserves at December 31, 2004[6]	2,635.4	178.9	9.0	2,183.4	216.5	5,223.2

Discoveries, additions and extensions	361.0	23.7	0.3	129.1	–	514.1

Purchase of reserves	16.8	56.9	4.4	38.9	1.4	118.4

Sale of reserves	(1.2)	–	–	–	–	(1.2)

Net revisions and transfers	28.6	16.3	(2.2)	(3.4)	(1.3)	38.0

2005 Production	(333.8)	(35.2)	(3.3)	(103.6)	–	(475.9)

Proved reserves at December 31, 2005[6]	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6

Discoveries, additions and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1

Purchase of reserves	3.7	–	–	–	–	3.7

Sale of reserves	(44.2)	(20.5)	–	–	–	(64.7)

Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)

2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)

Proved reserves at December 31, 2006[6]	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9

Proved Developed

December 31, 2003	2,404.0	218.8	1.3	920.9	–	3,545.0

December 31, 2004	2,207.3	158.6	2.0	858.2	–	3,226.1

December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3

December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3

Notes:

1
For definitions of reserves, see the notes found on pages 33 and 34 of this Annual Information Form.
2
North American gross proved reserves exclude synthetic crude oil reserves: 2004 – 41.2 mmbbls; 2005 – 40.2 mmbbls; 2006 – 38.9 mmbbls.
3
Scandinavia for 2003 and 2004 includes Norway, but excludes Denmark.
4
Southeast Asia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.
5
Other for 2003 and 2004 includes Algeria and Trinidad and Tobago, but excludes Tunisia.
6
North America includes proved reserves in Canada of 190.2, 183.0, 173.4 and 166.6 mmbbls of crude oil and liquids as at December 31, 2003, 2004, 2005 and 2006, respectively, and 2,535.8, 2,482.3, 2,561.1 and 2,661.3 bcf of natural gas as at December 31, 2003, 2004, 2005 and 2006, respectively.

Talisman Energy 2006 Annual Information Form 43

Product Netbacks (Gross)1

The following table provides information on product netbacks on a gross basis expressed in C$ on a quarterly basis for the periods indicated.

	2006					2005					2004
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

North America

Oil and liquids ($/bbl)

Sales price	56.73	50.90	63.29	63.34	49.58	52.62	54.84	60.92	48.16	46.50	42.11

Hedging loss	–	–	–	–	–	3.99	4.28	4.89	3.68	3.10	5.95

Royalties	11.91	10.20	13.29	13.56	10.60	10.79	10.69	12.83	9.77	9.87	8.59

Transportation	0.57	0.58	0.56	0.56	0.59	0.50	0.51	0.50	0.54	0.45	0.49

Operating costs	8.57	9.33	8.64	8.64	7.76	7.24	8.33	7.22	7.18	6.32	6.75

	35.68	30.79	40.80	40.58	30.63	30.10	31.03	35.48	26.99	26.76	20.33

Natural gas ($/mcf)

Sales price	7.12	6.94	6.30	6.52	8.79	9.05	12.25	9.15	7.72	7.07	6.83

Hedging (gain) loss	(0.26)	(0.28)	(0.30)	(0.29)	(0.16)	–	–	–	–	–	0.10

Royalties	1.30	1.20	0.99	1.21	1.81	1.80	2.46	1.82	1.53	1.39	1.31

Transportation	0.19	0.17	0.18	0.18	0.23	0.19	0.23	0.19	0.18	0.17	0.20

Operating costs	1.07	1.05	1.06	1.16	1.02	0.90	0.95	0.96	0.88	0.79	0.79

	4.82	4.80	4.37	4.26	5.89	6.16	8.61	6.18	5.13	4.72	4.43

United Kingdom[2]

Oil and liquids ($/bbl)

Sales price	72.11	67.40	74.87	75.97	71.01	64.07	66.24	73.75	59.74	56.69	48.21

Hedging (gain) loss	0.52	0.12	0.95	0.95	0.21	(0.03)	(0.09)	–	–	–	7.74

Royalties	0.74	0.50	0.76	1.05	0.69	0.87	1.07	0.95	0.96	0.50	0.46

Transportation	1.52	1.58	1.65	1.52	1.38	1.21	1.26	1.16	1.14	1.24	1.17

Operating costs	19.83	21.38	21.08	22.01	15.86	16.67	16.38	17.58	18.11	14.93	12.64

	49.50	43.82	50.43	50.44	52.87	45.35	47.62	54.06	39.53	40.02	26.20

Natural gas ($/mcf)

Sales price	8.50	7.52	7.53	8.61	10.11	7.30	8.76	6.25	6.37	7.14	5.57

Royalties	0.46	0.07	0.63	0.41	0.67	0.53	0.52	0.52	0.56	0.50	0.43

Transportation	0.33	0.37	0.34	0.24	0.36	0.42	0.40	0.37	0.49	0.41	0.28

Operating costs	0.71	0.84	0.59	0.63	0.78	0.91	1.11	0.77	0.73	0.93	0.57

	7.00	6.24	5.97	7.33	8.30	5.44	6.73	4.59	4.59	5.30	4.29

Scandinavia[2]

Oil and liquids ($/bbl)

Sales price	73.79	69.14	76.11	77.25	73.42	67.72	67.43	76.76	62.32	61.59	49.92

Royalties	0.33	0.24	0.48	0.31	0.32	0.05	0.14	–	–	–	–

Transportation	1.80	1.82	2.32	1.60	1.55	1.11	1.28	1.33	1.00	0.45	0.60

Operating costs	22.42	21.34	23.17	28.06	18.51	18.98	19.28	16.23	22.13	18.05	25.73

	49.24	45.74	50.14	47.28	53.04	47.58	46.73	59.20	39.19	43.09	23.59

Natural gas ($/mcf)

Sales price	4.92	4.60	6.53	5.54	3.51	4.30	3.80	4.13	4.82	4.82	4.93

Transportation	1.10	1.14	1.52	(0.48)	2.04	1.48	0.43	1.59	2.30	2.33	2.39

	3.82	3.46	5.01	6.02	1.47	2.82	3.37	2.54	2.52	2.49	2.54

44 Talisman Energy 2006 Annual Information Form

	2006					2005					2004
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Southeast Asia
Oil and liquids ($/bbl)

Sales price	74.62	67.21	79.01	78.92	73.49	68.79	68.30	76.86	67.60	60.35	51.29

Royalties	32.36	25.02	33.41	40.90	29.97	27.28	27.27	28.73	27.46	25.27	21.24

Transportation	0.27	0.35	0.31	0.20	0.22	0.09	(0.12)	0.27	0.25	0.08	0.23

Operating costs	6.63	6.19	7.71	7.41	5.22	4.48	5.04	4.14	4.34	4.08	5.57

	35.36	35.65	37.58	30.41	38.08	36.94	36.11	43.72	35.55	30.92	24.25

Natural gas ($/mcf)

Sales price	6.95	5.75	7.37	7.57	7.08	6.40	6.72	6.98	6.36	5.44	4.74

Royalties	1.86	1.30	1.84	2.17	2.12	1.95	1.98	2.14	1.88	1.75	1.19

Transportation	0.38	0.35	0.43	0.37	0.38	0.41	0.43	0.42	0.24	0.55	0.41

Operating costs	0.36	0.43	0.36	0.31	0.34	0.30	0.30	0.29	0.31	0.28	0.27

	4.35	3.67	4.74	4.72	4.24	3.74	4.01	4.13	3.93	2.86	2.87

Other[3]

Oil ($/bbl)

Sales price	71.65	66.78	72.46	78.60	70.43	65.40	66.26	71.94	62.72	59.81	51.17

Royalties	22.41	23.93	23.58	23.03	20.08	19.41	19.05	20.88	19.31	18.18	19.65

Transportation	0.94	1.09	0.86	0.84	0.93	1.00	0.96	0.97	0.99	1.08	1.76

Operating costs	4.99	7.44	4.32	5.35	3.44	3.89	3.97	3.68	3.08	5.07	3.51

	43.31	34.32	43.70	49.38	45.98	41.10	42.28	46.41	39.34	35.48	26.25

Total Company

Oil and liquids ($/bbl)

Sales price	69.82	64.48	73.27	74.39	67.85	62.78	64.62	71.51	58.58	55.40	47.45

Hedging loss	0.21	0.05	0.36	0.37	0.09	0.85	0.77	1.08	0.86	0.72	5.42

Royalties	10.97	9.18	12.17	13.57	9.39	8.64	8.81	9.89	8.32	7.41	6.84

Transportation	1.07	1.14	1.15	1.01	1.01	0.86	0.86	0.88	0.86	0.84	0.88

Operating costs	14.11	14.91	14.49	15.74	11.71	11.81	12.25	11.60	12.49	10.85	10.32

	43.46	39.20	45.10	43.70	45.65	40.62	41.93	48.06	36.05	35.58	23.99

Natural gas ($/mcf)

Sales price	7.20	6.72	6.65	6.94	8.52	8.30	10.63	8.43	7.31	6.73	6.28

Hedging (gain) loss	(0.17)	(0.19)	(0.20)	(0.19)	(0.10)	–	–	–	–	–	0.07

Royalties	1.33	1.11	1.13	1.36	1.73	1.71	2.14	1.79	1.53	1.37	1.21

Transportation	0.25	0.24	0.26	0.22	0.30	0.27	0.29	0.26	0.22	0.28	0.26

Operating costs	0.87	0.89	0.86	0.90	0.84	0.76	0.82	0.79	0.74	0.69	0.66

	4.92	4.67	4.60	4.65	5.75	5.56	7.38	5.59	4.82	4.39	4.08

Notes:

1
Unit operating costs include pipeline costs for the UK. Netbacks do not include synthetic oil.
2
In 2004 and 2005, the UK and Scandinavia were reported in aggregate.
3
North Africa, Trinidad and Tobago as well as other international areas have been reclassified as Other.

Additional Information

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 12 entitled "Contingencies and Commitments" in the audited consolidated financial statements of the Company for the year ended December 31, 2006, which information is incorporated herein by reference.

Talisman Energy 2006 Annual Information Form 45

Competitive Conditions

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Social Responsibility and Environmental Protection

Social Policies

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics (the "Ethics Policy"), a statement of the Company's ethical principles, is the foundation of the Company's corporate responsibility framework. Every employee of Talisman is required to read the Ethics Policy and understand how it relates to his or her business dealings as a condition of employment. In addition, each employee is required to complete at least annually a declaration confirming his or her compliance with the Ethics Policy or disclosing any deviations therefrom, which declarations are reviewed by the Chief Executive Officer and reported to the Board of Directors. In 2005, all permanent Talisman employees were required to complete ethics training.

In 2004, Talisman adopted a security policy (the "Security Policy"). Both the Ethics Policy and the Security Policy incorporate the Voluntary Principles on Security and Human Rights.

Health, Safety and Environmental Protection

Talisman's corporate health, safety and environment ("HSE") policy commits to three fundamental principles: providing safe and healthy operations, continuous improvement of the Company's environmental performance and respecting the interests of neighbours and other stakeholders. Talisman maintains an integrated HSE management framework and processes to achieve its HSE objectives in a structured way. Internal guidance documents (standards and plans), programs, activities and service arrangements support the implementation of these management processes. Talisman's regional operations are empowered to organize their HSE programs and systems in ways that are locally meaningful and that address their unique risks and priorities. Talisman audits, both internally and externally, its operations periodically to support continuous improvement and demonstrate compliance. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

The oil and gas industry is subject to safety and environmental regulation pursuant to extensive legislation, enacted by various levels of government, both in Canada and internationally. The Company maintains a comprehensive range of internal programs and controls to promote regulatory compliance and an appropriate level of safety and environmental protection across its operations. Public expectation regarding the industry's safety and environmental performance remains high and this continues to translate into new and generally more rigorous policies, legislation and regulations. Within jurisdictions and sectors, these regulatory instruments apply generally and do not typically influence competitive position.

The Company does not anticipate making extraordinary material expenditures for environmental compliance during 2007. However, it does expect to incur site restoration costs over a prolonged period as existing fields become fully produced. Talisman provides for future abandonment and reclamation costs in its financial statements in accordance with Canadian generally accepted accounting principles. Additional information regarding future abandonment and reclamation costs is set forth under note 12 entitled "Contingencies and Commitments" in the audited consolidated financial statements of the Company for the year ended December 31, 2006, which information is incorporated herein by reference.

More information about Talisman's social and environmental policies and its corporate responsibility performance is available on the Company's corporate website at www.talisman-energy.com. The information available on the website includes the Ethics Policy, Security Policy, Talisman's annual Corporate Responsibility Report and HSE management framework.

46 Talisman Energy 2006 Annual Information Form

Employees

At December 31, 2006, Talisman's permanent staff complement1 was 2,388, as set forth in the table below.

Permanent Staff Complement[1] as at December 31, 2006

North America	1,679

United Kingdom	311

Scandinavia	148

Southeast Asia	243

Other[2]	7

Total	2,388

Notes:

1
Contractors and temporary staff are not included in complement numbers.
2
"Other" includes Trinidad and Tobago, and Qatar.

Description of Capital Structure

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. All of the Common Shares are fully paid and non-assessable. As at the date of this Annual Information Form, no preferred shares are outstanding.

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. The first preferred shares are not, except as required by law and as may be determined by the Board of Directors prior to the issuance of a series, entitled to notice of, or to vote at meetings of shareholders.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding-up of the Company. The second preferred shares are not, except as required by law and may be determined by the Board of Directors prior to the issuance of a series, entitled to notice of, or to vote at meetings of shareholders.

Ratings

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2006.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Service ("Moody's")	Dominion Bond Rating Service ("DBRS")

Senior Unsecured/Long-Term Rating	BBB+	Baa2	BBB (High)

Outlook	Negative[1]	Stable	Stable

Note:

1
S&P's negative outlook applies to Talisman's corporate rating only.

Talisman Energy 2006 Annual Information Form 47

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation.

The credit ratings assigned to the Company's senior unsecured long-term debt securities are not recommendations to purchase, hold or sell the debt securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of the debt securities. In addition, real or anticipated changes in the rating assigned to the debt securities will generally affect the market value of the debt securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and, as such, may possess certain speculative characteristics.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations. A negative rating outlook means that a rating may be lowered.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low." The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present, which reduce the strength of such entity and its rated securities.

Market for the Securities of the Company

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's £250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volume of trading for the Company's Common Shares (as traded on the TSX) for the periods indicated.

Year	Month	High[1]	Low[1]	Volume[1]

2006	January	24.84	20.24	113,588,682

	February	23.42	19.38	97,086,951

	March	21.86	19.42	94,185,303

	April	23.10	20.27	76,461,822

	May	21.91	18.11	118,269,893

	June	20.70	16.52	96,633,119

	July	20.28	17.18	89,339,288

	August	20.92	18.56	99,991,557

	September	20.52	17.20	111,411,202

	October	19.69	16.12	98,567,652

	November	19.27	17.58	111,086,937

	December	20.59	18.82	81,015,601

Note:

1
On May 9, 2006, Talisman subdivided it's Common Shares on a three-for-one basis and the Company's Common Shares began trading on a post-split basis on May 23, 2006. Trading prices and volumes from January 1, 2006 to May 23, 2006 have been adjusted to reflect this share split.

48 Talisman Energy 2006 Annual Information Form

Dividends

In 2006, the Company paid semi-annual dividends on Talisman's Common Shares totaling $0.15 per share. The dividends were paid on June 30 and December 29, 2006. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2006 are "eligible dividends" pursuant to recently enacted provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2007 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual dividends on its Common Shares over the last three years:

Date	Rate Per Common Share[1]

June 30, 2004	$0.050

December 31, 2004	$0.050

June 30, 2005	$0.057

December 30, 2005	$0.057

June 30, 2006	$0.075

December 29, 2006	$0.075

1
On May 9, 2006 Talisman subdivided its Common Shares on a three-for-one basis. The dividend rate per Common Share prior to this date has been adjusted to reflect this share split.

Prior Sales of Debt Securities

During the year ended December 31, 2006, the Company issued the following securities, which are not listed or quoted on a marketplace:

Description of Security	Sale Price	Due Date

US$500 million principal amount of 5.85% notes	US$99.418 per US$100 principal amount of securities	February 1, 2037

C$350 million principal amount of 4.44% medium term notes	C$99.991 per C$100 principal amount of securities	January 27, 2011

US$600 million principal amount of 6.25% notes	US$98.341 per US$100 principal amount of securities	February 1, 2038

Talisman Energy 2006 Annual Information Form 49

Directors and Officers

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the 2007 annual meeting.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public Company Directorships and Directorships in Non-Public Companies, Organizations or other Entities that Require a Significant Time Commitment

Douglas D. Baldwin2,3,4,[6] Calgary, Alberta, Canada Age: 70[9]	2001	Douglas Baldwin is the Chairman of the Board of the Company. Mr. Baldwin was the President and Chief Executive Officer of TransCanada PipeLines Limited (pipeline and power company) from 1999 to 2001, Senior Vice-President and a Director of Imperial Oil Limited (natural resource company) from 1992 to 1998 and President and Chief Executive Officer of Esso Resources Canada Limited (natural resource company) from 1988 to 1992. Mr. Baldwin holds a Bachelor of Science degree in Chemical Engineering and was awarded an Honorary Doctor of Laws degree from the University of Calgary in 1999 and an Honorary Doctor of Laws degree from the University of Saskatchewan in 2003.
		Current public company directorships[7]: UTS Energy Corporation and Citadel Group of Funds.
		Other current directorships[8]: None.

James W. Buckee2,[5] Calgary, Alberta, Canada Age: 60[9]	1992	James Buckee is the President and Chief Executive Officer of the Company. Dr. Buckee was the President and Chief Operating Officer of the Company (formerly BP Canada Inc.) prior to 1993 and Manager, Planning of BP Exploration Company Ltd. (natural resource company) prior to 1991. Dr. Buckee holds a Bachelor of Science degree (Honors) in Physics and a Doctorate in Astrophysics and was awarded an Honorary Doctor of Business Administration degree from The Robert Gordon University in 2006.
		Current public company directorships[7]: None.
		Other current directorships[8]: None.

William R.P. Dalton1,[5] Scottsdale, Arizona, United States Age: 63[9]	2005	William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the UK and the Institute of Canadian Bankers.
		Current public company directorships[7]: First Choice Holidays plc
		Other current directorships[8]: HSBC Finance Inc., Associated Electric and Gas Insurance Services (AEGIS), AEGIS Managing Agency for Lloyds of London Syndicate 1225 and Swiss RE GB plc.

50 Talisman Energy 2006 Annual Information Form

Kevin S. Dunne3,5,[6] Tortola, British Virgin Islands Age: 58[9]	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company) including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master's degree in Management Science. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
		Current public company directorships[7]: None.
		Other current directorships[8]: None.

Lawrence G. Tapp1,[4] Langley, British Columbia, Canada Age: 69[9]	2001	Lawrence Tapp is the Chairman of ATS Automation Tooling Systems Inc. (industrial automation company), Softchoice Corporation, Comcare Health Services and Mainstreet Equity Corporation. Mr. Tapp was the Dean of the Richard Ivey School of Business of the University of Western Ontario from 1995 to 2003, Executive in Residence of the Faculty of Management and Adjunct Professor of the University of Toronto from 1992 to 1995 and Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate) from 1985 to 1992. Mr. Tapp holds a Bachelor of Arts degree and an Executive Master of Business Administration degree.
		Current public company directorships[7]: ATS Automation Tooling Systems Inc., Softchoice Corporation, CCL Industries Inc. and Mainstreet Equity Corporation.
		Other current directorships[8]: Nature Conservancy of Canada and Comcare Health Services.

Stella M. Thompson2,4,[5] Calgary, Alberta, Canada Age: 62[9]	1995	Stella Thompson is a Principal of Governance West Inc. (corporate governance consulting company) and President of Stellar Energy Ltd. (energy and management consulting company). Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company) prior to June 1991. Ms. Thompson holds a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics and has been awarded the ICD.D designation by the Institute of Corporate Directors.
		Current public company directorships[7]: None.
		Other current directorships[8]: Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, Calgary Airport Authority and Genome Alberta (Vice Chair).

Talisman Energy 2006 Annual Information Form 51

Robert G. Welty1,[3] Calgary, Alberta, Canada Age: 67[9]	2003	Robert Welty is the Chairman and a Director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company). Mr. Welty was the Chief Executive Officer of Sterling from 1998 to 2005, President of Escondido Resources (International) Ltd. (oil and gas exploration company) from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oil field service company) from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company) from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company) from 1976 to 1988. Mr. Welty holds a Bachelor of Arts degree (Honors) in Economics and is a Chartered Accountant.
		Current public company directorships[7]: Sterling Resources Ltd.
		Other current directorships[8]: None.

Charles R. Williamson3,[4] Sonoma, California, United States Age: 58[9]	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Science degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
		Current public company directorships[7]: Weyerhaeuser Inc. and PACCAR Inc.
		Other current directorships[8]: None.

Charles W. Wilson1,2,[6] Evergreen, Colorado, United States Age: 67[9]	2002	Charles Wilson was the President and Chief Executive Officer of Shell Canada (integrated oil and gas company) from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company (integrated oil and gas company) from 1988 to 1993, Vice President US Refining and Marketing of Shell Oil Company and has held various positions in the domestic and international natural resource operations of Shell prior to 1988. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.
		Current public company directorships[7]: ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited.
		Other current directorships[8]: None.

1
Member of the Audit Committee.
2
Member of the Executive Committee.
3
Member of the Governance and Nominating Committee.
4
Member of the Management Succession and Compensation Committee.
5
Member of the Pension Funds Committee.
6
Member of the Reserves Committee.
7
Refers only to issuers that are reporting issuers or the equivalent in a foreign jurisdiction.
8
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.
9
Ages are calculated as at March 1, 2007.

52 Talisman Energy 2006 Annual Information Form

Officers

The following table sets out the name, city, province and country of residence and office held with Talisman of each of the executive officers and assistant corporate secretaries of the Company.

Name and Province or State and Country of Residence	Office

James W. Buckee Calgary, Alberta, Canada	President and Chief Executive Officer

A. Paul Blakeley Calgary, Alberta, Canada	Executive Vice-President, International Operations (East)

Philip D. Dolan Calgary, Alberta, Canada	Vice-President, Finance and Chief Financial Officer

Ronald J. Eckhardt Calgary, Alberta, Canada	Executive Vice-President, North American Operations

T. Nigel D. Hares Calgary, Alberta, Canada	Executive Vice-President, International Operations (West)

Robert M. Redgate Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

M. Jacqueline Sheppard Calgary, Alberta, Canada	Executive Vice-President, Corporate and Legal, and Corporate Secretary

John 't Hart Calgary, Alberta, Canada	Executive Vice-President, Exploration

C. Tamiko Ohta Calgary, Alberta, Canada	Assistant Corporate Secretary

Christine D. Lee Calgary, Alberta, Canada	Assistant Corporate Secretary

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

In early 2003, the Company changed the titles of all its then existing vice-presidents to better reflect the roles and responsibilities of their continuing offices. Mr. Paul Blakeley has held his current position since September 1, 2006. Prior to that, he served as Vice-President, Southeast Asia since January 1, 2006, and prior to that he served as Vice-President, UK, and prior to that he served as General Manager, UK. Mr. Philip D. Dolan has held his current position since December 1, 2006. Prior to that, he held the position of Controller of the Company since April 16, 1996. Dr. John 't Hart has held his current position since June 25, 2003. Prior to that, he served as Senior Manager, International Exploration of the Company since April 1, 2003, and prior to that he served as Manager, International Exploration of the Company. Mr. Ronald Eckhardt has held his current position since October 1, 2003. Prior to that, he served as Vice-President, Southern District of North American Operations of the Company since January 23, 2003, and prior to that he served as Senior Manager, Western Operations, and prior to that he served as Manager, Eastern Operations of the Company. All of the other executive officers of the Company have held their offices for at least five years.

In 2003, Stella M. Thompson, a director of the Company, was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

Shareholdings of Directors and Executive Officers

As of March 1, 2007, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,131,853 Common Shares of the Company, representing 0.11% of the issued and outstanding Common Shares of the Company.

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

Talisman Energy 2006 Annual Information Form 53

As described in "Social Responsibility and Environmental Protection", Talisman has adopted the Ethics Policy, which applies to all directors, officers and employees of Talisman and its subsidiaries. As required by the Ethics Policy, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers and employees are required to abide by an internal Conflict of Interest in Employment Policy.

Audit Committee Information

Information concerning the Audit Committee of the Company, as required by Multilateral Instrument 52-110, is provided in Schedule C to this Annual Information Form.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The Plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the Plaintiffs' effort to certify two different classes (or groups) of Plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the Plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The Plaintiffs have appealed the Court's decision granting Talisman's Motion for Summary Judgment and all prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

54 Talisman Energy 2006 Annual Information Form

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, storms or other adverse weather conditions and other occurrences or accidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive HSE management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company which management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Project Completion Risks

Talisman manages a variety of projects including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include: the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; and regulatory matters. The significant rate of inflation in the cost of materials and services over the last two years has become a major factor affecting project economics and project planning.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Political Risks

The Company's operations may be adversely affected by changes in governmental policies and legislation or social instability or other political or economic developments, which are not within the control of Talisman including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation

Talisman Energy 2006 Annual Information Form 55

policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. With recent record commodity prices, there is a corresponding reemergence of nationalization or expropriation in increased taxation risk in many countries. In addition, both Indonesia and Algeria are members of the Organization of Petroleum Exporting Countries ("OPEC"). Talisman's operations in these countries may therefore be impacted by the application of OPEC quotas. Various countries in which the Company is active, including Indonesia, Algeria, Colombia and Peru have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various production sharing contracts is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this Annual Information Form.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its annual consolidated financial statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual consolidated financial statements.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the "Protocol"). The Protocol came into force on February 16, 2005 and requires certain nations to reduce their emissions of carbon dioxide and other greenhouse gases. Under the terms of the Protocol, Canada will be required to reduce its greenhouse gas ("GHG") emissions to 6% below 1990 levels over the period beginning in 2008 and ending in 2012. Currently, Canadian oil and gas producers are in discussions with the provincial and federal levels of government regarding implementation mechanisms for the industry. It is premature to predict what impact the Protocol could

56 Talisman Energy 2006 Annual Information Form

have on Canadian oil and gas producers (and specifically, if and in what manner it will be implemented) but it is likely that any mandated reduction in GHG emissions will result in increased costs.

The UK has also ratified the Protocol, with a reduction commitment of 12.5% below 1990 levels by 2008 to 2012. Talisman's UK installations are currently participating in the first phase of the European Union Emission Trading Scheme ("EU ETS"), which runs from 2005 to 2007, inclusive. Direct costs associated with this participation have been negligible. Phase two of the EU ETS runs from 2008 to 2012, inclusive. The UK Government submitted its National Allocation Plan ("NAP") for phase two of the EU ETS to the European Commission in August, 2006. The NAP specifies a cap on carbon dioxide emissions for the covered sectors, the methods for allocating emission allowances to covered installations, and the number of emission allowances to be allocated to each covered installation. Talisman expects that phase two compliance costs will not be material; however, this will depend in part on future pricing in the EU and global carbon markets.

Dependence on Other Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance. The success and timing of Talisman's activities on assets operated by others will therefore depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices. For information on the percentages of assets which are operated/non-operated by Talisman, see "Description of The Business".

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private land owners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified timeframes. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is disclosed under the heading "Competitive Conditions" in this Annual Information Form.

Exchange Rate Fluctuations

Talisman's consolidated financial statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and Norwegian Kroner ("NOK"). These exchange rates have varied substantially in the last five years. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Hedging Programs

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates and in response thereto puts in place commodity hedging contracts from time to time. The Company may in the future find it appropriate to enter into additional derivative financial instruments and physical delivery contracts to reduce such exposure. The terms of these instruments or contracts may limit the benefit of commodity price increases and changes in interest rates and currency value, which are otherwise favorable to Talisman and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Dependence on Management and Other Personnel

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Numerous competing

Talisman Energy 2006 Annual Information Form 57

large scale oil and gas development projects have significantly increased the demand for industry specific personnel. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Transfer Agents and Registrars

Computershare Investor Services Inc., at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, along with its co-transfer agent, Computershare Trust Company, NA, is the transfer agent and registrar for the Common Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch, c/o The Bank of New York, One Canada Square, London, E14 5AL, UK, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006 acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

Interests of Experts

Talisman's auditor is Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Michael Adams, an employee of Talisman, has provided the report on reserves data attached as Schedule A to this Annual Information Form in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Adams owns less than 1% of the outstanding Common Shares.

Additional Information

Additional information related to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2006 and related annual management's discussion and analysis.

Copies of the Company's Annual Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from:

Investor Relations and Corporate Communications Department
Talisman Energy Inc.
Suite 3400, 888 3rd Street SW
Calgary, Alberta, T2P 5C5
E-mail: tlm@talisman-energy.com

58 Talisman Energy 2006 Annual Information Form

Schedule A

Report on Reserves Data by Talisman's
Internal Qualified Reserves Evaluator

To the Board of Directors of Talisman Energy Inc. (the "Company"):

  1.
  The Company's staff and I have evaluated the Company's reserves data as at December 31, 2006. The reserves data, which has been prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), consist of the following:

  (a)
  proved oil and gas reserves quantities estimated as at December 31, 2006; and

  (b)
  the related standardized measure of discounted future net cash flows.

  2.
  The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

  3.
  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) applied in such modified manner as we considered necessary to reflect the terminology and standards of the US Disclosure Requirements. We are not independent of the Company, within the meaning of the term "independent" under those standards.

  4.
  Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook as modified as set out above.

  5.
  The following sets forth the standardized measure of discounted future net cash flows (after deducting income taxes) attributed to proved oil and gas reserve quantities, calculated using a discount rate of 10%, included in the reserves data of the Company evaluated for the year ended December 31, 2006:

Location of Reserves (country or foreign geographic area)	Standardized Measure of Discounted Future Net Cash Flows (millions of C$, after income taxes, 10% discount rate)

North America	6,013

United Kingdom	3,298

Scandinavia	560

Southeast Asia	2,331

Other	817

Total	13,019

  6.
  In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook applied in the modified manner as set out above.

  7.
  We have no responsibility to update our evaluation for events and circumstances occurring after the date of this report.

  8.
  Reserves data are estimates only and not exact quantities. In addition, the reserves data are based on judgements regarding future events. Accordingly, actual results will vary and the variations may be material.

(Signed)
Michael Adams
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

March 13, 2007

Talisman Energy 2006 Annual Information Form 59

Schedule B

Report of Management and Directors on Oil and Gas Disclosure

Management of Talisman Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), which consist of the following:

  (a)
  proved oil and gas reserve quantities estimated as at December 31, 2006; and

  (b)
  the related standardized measure of discounted future net cash flows.

The Company's reserves evaluation staff, including our Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator accompanies this report.

The Reserves Committee of the Board of Directors has:

  (a)
  reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

  (b)
  met with the Internal Qualified Reserves Evaluator to determine whether any restrictions placed by management affect the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

  (c)
  reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

  (a)
  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Annual Information Form accompanying this report;

  (b)
  the filing of the report of the Internal Qualified Reserves Evaluator on the reserves data; and

  (c)
  the content and filing of this report.

In our view, the reliability of the internally generated reserves data is not materially less than would be afforded by our involving independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the reserves data. The Company is therefore relying on an exemption, which it sought and was granted by securities regulatory authorities, from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors.

The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer's reserves data are superior to that of the internal evaluators and (ii) the work of the independent qualified reserves evaluators or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In our view, neither of these factors applies in our circumstances.

Our view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook applied in such modified manner as the Company considered necessary to reflect the terminology and standards of the US Disclosure Requirements. Our procedures, records and controls relating to the accumulation of source data and preparation of reserves data by our internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes approximately 133 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 17 full-time or part-time years of relevant experience in evaluating reserves, of whom 45 are qualified reserves evaluators for purposes of securities regulatory requirements. Our internal reserves evaluation management personnel includes approximately 40 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 23 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 17 of whom were qualified reserves evaluators for purposes of securities regulatory requirements.

60 Talisman Energy 2006 Annual Information Form

Reserves data are estimates only, and are not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material.

(Signed)
James W. Buckee
President and Chief Executive Officer

(Signed)
Ronald J. Eckhardt
Executive Vice-President,
North American Operations

(Signed)
T. Nigel D. Hares
Executive Vice-President,
International Operations (West)

(Signed)
A. Paul Blakeley
Executive Vice-President,
International Operations (East)

(Signed)
Charles W. Wilson
Director

(Signed)
Kevin S. Dunne
Director

March 13, 2007

Talisman Energy 2006 Annual Information Form 61

Schedule C

Audit Committee Information

Composition of Audit Committee

As at March 13, 2007, Talisman's Audit Committee consists of William R.P. Dalton, Lawrence G. Tapp, Robert G. Welty (Chairman) and Charles W. Wilson. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in Multilateral Instrument 52-110 ("MI 52-110"). In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that Robert G. Welty is an audit committee financial expert.

MI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

William R.P. Dalton held various positions with the HSBC group of companies, including Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and various positions in the Canadian operations of HSBC prior to 1998. He currently serves on the board of directors of First Choice Holidays plc. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001.

Lawrence G. Tapp is currently Chairman of the Board of ATS Automation Tooling systems Inc., Softchoice Corporation, Comcare Health Services and Mainstreet Equity Corporation. Mr. Tapp served as Dean of the Richard Ivey School of Business of the University of Western Ontario from 1995 to 2003, Executive in Residence of the Faculty of Management and Adjunct Professor, University of Toronto from 1992 to 1995, and Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited from 1985 to 1992. Mr. Tapp holds a Bachelor of Arts degree and an Executive Master of Business Administration degree.

Robert G. Welty, Chairman of the Audit Committee, is currently Chairman and a director of Sterling Resources Ltd. ("Sterling"). Mr. Welty served as Chief Executive Officer of Sterling from 1998 to 2005. He served as President, Chief Executive Officer and Director of Canadian Fracmaster Ltd. from 1994 to 1995. Mr. Welty was also President, Chief Executive Officer and director of Bow Valley Energy Inc. from 1992 to 1994, which was subsequently acquired by Talisman. He currently serves on the board of directors of Sterling Resources Ltd. Mr. Welty holds a Bachelor of Arts degree (Honors) in Economics and is a Chartered Accountant.

Charles W. Wilson has held various positions with the Shell group of companies, including President, Chief Executive Officer and a director of Shell Canada Limited from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company from 1988 to 1993 and Vice President US Refining and Marketing of Shell Oil Company from 1987 to 1988. He currently serves on the board of directors of ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual consolidated financial statements for 2006 and 2005 and for other services provided by Ernst & Young LLP:

	2006	2005

Audit fees	$2,980,400	$2,607,100

Audit-related fees	$275,500	$386,000

Tax fees	$441,596	$624,800

Internal Controls Attestation Fees	$1,949,675	$–

62 Talisman Energy 2006 Annual Information Form

The audit-related fees are primarily for prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. Fees for internal controls attestation relate to services provided for attestation to the effectiveness of internal controls over financial reporting. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee.

The full text of the terms of reference for Talisman's Audit Committee follows.

Terms of Reference

Audit Committee

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process and the integrity of the Company's financial statements and its internal control over financial reporting and the external financial audit process. To fulfill this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Company after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Company. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Company. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Company to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Company (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

Any three members of the Audit Committee shall constitute a quorum.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Company shall have access to the Audit Committee each in the absence of the other.

Talisman Energy 2006 Annual Information Form 63

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Company's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

Role and Responsibilities

A.    Financial Statements and Other Financial Information

The Audit Committee shall:

  1
  oversee the Company's financial reporting process on behalf of the Board and report on the results of these activities to the Board;

  2
  review the Company's annual financial statements and, if determined to be satisfactory, recommend them to the Board for approval;

  3
  review and, if determined to be satisfactory, recommend to the Board for approval the annual earnings press release and management's discussion and analysis of operations contained in the annual report and their consistency with the financial statements;

  4
  review and, if determined to be satisfactory, approve the Company's interim financial statements prior to their publication, filing or delivery to security holders;

  5
  review and, if determined to be satisfactory, approve all interim earnings press releases and management's discussion and analysis of operations which accompanies interim financial statements;

  6
  ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in items 2 to 5 above, and periodically assess the adequacy of those procedures;

  7
  review the appropriateness of any report or opinion proposed to be rendered in connection with the year-end consolidated financial statements;

  8
  review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

  9
  review the appropriateness of impairment provisions;

  10
  review with the Auditor and with the management of the Company and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

  11
  review and assess regularly:

  a.
  the quality and acceptability of accounting policies and financial reporting practices used by the Company;

  b.
  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

  c.
  any new or pending developments, in accounting and reporting standards that may affect the Company;

  d.
  the key financial estimates and judgements of management that may be material to the financial reporting of the Company;

  e.
  policies related to financial disclosure risk assessment and management; and

  f.
  responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company.

B.    External Audit

The Auditor shall be ultimately accountable to the shareholders of the Company, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or

64 Talisman Energy 2006 Annual Information Form

investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Company.

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Company and its related entities, and confirming the Auditor's independence from the Company.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Company's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Company's audit during the one-year period preceding the date of the initiation of the Company's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Company. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

  1.
  review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

  a.
  engagement letter;

  b.
  objectives and scope of the external audit work;

  c.
  materiality limit;

  d.
  areas of audit risk;

  e.
  staffing;

  f.
  timetable; and

  g.
  proposed fees;

  2.
  annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Company;

  3.
  review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre-approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Company;

  4.
  meet with the Auditor and management to discuss the Company's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

  5.
  review and advise the Board with respect to the plan, conduct and reporting of the annual external audit, including but not limited to the following:

  a.
  any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

  b.
  any significant accounting or financial reporting issue;

  c.
  the Auditor's evaluation of the Company's system of internal controls and related procedures and documentation;

  d.
  the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

  e.
  any other matters that the Auditor brings to the attention of the Audit Committee;

  6.
  prepare an Audit Committee report to be included in the Company's annual corporate governance disclosure; and

  7.
  fix the remuneration of the Auditor.

Talisman Energy 2006 Annual Information Form 65

C.    Internal Audit

The Audit Committee shall oversee the internal audit function of the Company and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To assist the Board in fulfilling its oversight and monitoring obligations in this area, the Audit Committee shall:

  1.
  review and consider the appropriateness of the internal audit function and organizational framework;

  2.
  be involved in the appointment or removal of the internal auditor;

  3.
  support the independence of the internal audit function and the internal auditor;

  4,
  review and consider the appropriateness of the internal audit plan and resources; and

  5.
  review the findings of the internal auditor and consider the appropriateness of follow-up plans.

D.    Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

  1.
  obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

  (a)
  the information systems, security of information and recovery plans are adequate and reliable; and

  (b)
  the internal control systems and procedures are properly designed and effectively implemented;

  2.
  review the appointment of the Chief Financial Officer and adequacy of accounting and finance resources, as required; and

  3.
  ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E.    Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F.    Subsidiaries

The Audit Committee shall receive a report on the Company's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G.    Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Company may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Company employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Company shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Company's management as appropriate, including the persons having responsibility for:

  1.
  insurable risks, foreign currency and interest rate exposure and related derivatives;

  2.
  tax exposures and related reserves;

  3.
  systems security and system integrity recovery plans;

  4.
  compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

  5.
  plans and actions taken with respect to commodity price hedging;

  6.
  financial accounting; and

  7.
  internal audit.

The Audit Committee shall receive from management copies of any report of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

66 Talisman Energy 2006 Annual Information Form

H.    General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Company's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

Talisman Energy 2006 Annual Information Form 67

TALISMAN ENERGY

3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
tlm@talisman-energy.com
www.talisman-energy.com

QuickLinks

EXHIBIT 99.5
Table of Contents
Forward-Looking Statements
Note Regarding Reserves Data and Other Oil and Gas Information
Exchange Rate Information
Definitions
Corporate Structure
General Development of the Business
Description of the Business
Description of Capital Structure
Market for the Securities of the Company
Dividends
Prior Sales of Debt Securities
Directors and Officers
Audit Committee Information
Legal Proceedings
Risk Factors
Transfer Agents and Registrars
Interests of Experts
Additional Information
Schedule A Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator
Schedule B Report of Management and Directors on Oil and Gas Disclosure
Schedule C Audit Committee Information